Execution Copy

ASSET PURCHASE AGREEMENT

between

BANKRATE, INC.

and

INSWEB CORPORATION

DATED AS OF OCTOBER 10, 2011

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1. Definitions	1
Section 1.2. Other Definitional Provisions	9

ARTICLE II

PURCHASE AND SALE

ARTICLE III

CLOSING

Section 3.1. Closing	16
Section 3.2. Closing Deliveries	16

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1. Conditions to Obligations of Purchaser	18
Section 4.2. Conditions to Obligations of Seller	19
Section 4.3. Frustration of Conditions to Closing	20

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

i

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 6.1. Organization	28
Section 6.2. Authority; Binding Effect	28
Section 6.3. Non-Contravention	29
Section 6.4. Governmental Authorization	29
Section 6.5. Financial Capability	29
Section 6.6. Brokers	29

ARTICLE VII

COVENANTS

ii

ARTICLE VIII

TERMINATION

Section 8.1. Termination	42
Section 8.2. Effect of Termination; Termination Fees	43

ARTICLE IX

MISCELLANEOUS

EXHIBITS

Exhibit A	–	Form of Voting and Support Agreement
Exhibit B	–	Form of Bill of Sale
Exhibit C	–	Form of Assignment and Assumption Agreement
Exhibit D	–	Form of Patent License Agreement

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is made and entered into as of the 10th day of October, 2011, among InsWeb Corporation, a Delaware corporation (“Seller”), on behalf of itself and its Subsidiaries, and Bankrate, Inc., a Delaware corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller desires to sell the Purchased Assets and transfer the Assumed Liabilities to Purchaser, and Purchaser desires to purchase the Purchased Assets and assume the Assumed Liabilities from Seller, all on the terms and conditions set forth herein.

WHEREAS, as an inducement to and condition of Purchaser’s willingness to enter into this Agreement Hussein Enan, Danielle Enan, Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan LP will enter into voting and support agreements, the form of which is attached as Exhibit A hereto, concurrently with the execution and delivery of this Agreement, and the Board of Directors of Seller has approved the entry by such persons into such agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1.  Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions of the relevant third party that has made an Acquisition Proposal that are no less favorable in any substantive respect to Seller than those contained in the Non-Disclosure Agreement.

“Accounts Receivable” shall mean all accounts receivable, notes receivable and other indebtedness and amounts due and owed by any third party to Seller or any of its Affiliates arising or held in connection with the Business prior to the Closing Date.

“Acquisition Proposal” means any offer or proposal (whether or not in writing) from any Person relating to any (a) merger, consolidation, share exchange, business combination or other similar transaction involving Seller that, if consummated, would result in a third party acquiring 20% or more of the outstanding voting power of Seller or the surviving entity of such transaction immediately following such transaction, (b) sale, lease or other disposition by Seller (including by way of merger, consolidation, share exchange, business combination, joint venture, sale of shares of capital stock of Seller or otherwise), of assets of Seller representing 20% or more of the assets of the Seller Group, or from which 20% or more of the consolidated revenues or net income of the Seller Group are derived, (c) issuance of shares of capital stock of the Seller representing 20% or more of the voting power of Seller or (d) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning more than 20% of the shares of capital stock of the Seller then outstanding.

“Affiliate” shall mean, with respect to any Person, any other person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made.

“Agreement” shall mean this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Allocation” shall have the meaning set forth in Section 2.7(a).

“Allocation Objection Notice” shall have the meaning set forth in Section 2.7(b).

“Antitrust Division” means the Antitrust Division of the United States Department of Justice.

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 3.2(a)(v).

“Assumed Contracts” shall have the meaning set forth in Section 2.1.

“Assumed Liabilities” shall have the meaning set forth in Section 2.3.

“Benefit Plans” shall have the meaning set forth in Section 5.16(a).

“Bill of Sale” shall have the meaning set forth in Section 3.2(a)(iv).

“Business” shall mean all of the business of lead generation and aggregation, publishing, advertising, marketing, quotations and sales of leads and clicks in the insurance industry, as currently conducted by the Seller Group.  For the avoidance of doubt, “Business” shall not include the registration, maintenance, enforcement or licensing of the Retained Patent Rights.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in California or New York are authorized or obligated by law or executive order to close.

“Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority.

“Change of Seller Board Recommendation” has the meaning set forth in Section 7.2(d).

“Closing” shall mean the consummation of the transactions contemplated by this Agreement pursuant to the terms of this Agreement.

“Closing Balance Sheet” shall have the meaning set forth in Section 2.8.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Closing Net Working Capital” shall have the meaning set forth in Section 2.8.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Controlling Party” shall have the meaning set forth in Section 7.16(b)(iii).

“Disclosure Schedules” shall have the meaning set forth in the introduction to Article V.

“Encumbrances” shall mean Liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other matters typically raised as exceptions in a commitment to issue a title insurance policy.

“Environmental Law” shall mean any applicable Law relating directly or indirectly to (i) the protection of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface or subsurface land), (ii) occupational health and safety or (iii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, recycling, Release or disposal of, Hazardous Materials.

“Environmental Permit” shall mean a permit, license, certificate, approval or authorization issued by a Governmental Authority pursuant to an Environmental Law.

“ERISA” shall have the meaning set forth in Section 5.16(a).

“Estimated Closing Balance Sheet” shall have the meaning set forth in Section 2.8.

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.8.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“Excluded Liabilities” shall have the meaning set forth in Section 2.4.

“Excluded Taxes” shall mean any and all (i) Taxes of Seller or any of its Affiliates; (ii) Taxes imposed on or resulting to Purchaser or any of its Affiliates (x) as a transferee or successor or (y) otherwise attaching to the Purchased Assets, in the case of each of clause (x) and (y) for all taxable periods ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; (iii) Taxes relating to the Excluded Assets or the Excluded Liabilities; and (iv) Transfer Taxes for which the Seller is responsible pursuant to Section 7.16(a).

“Final Net Working Capital” shall have the meaning set forth in Section 2.9.

“Final Resolution Date” shall have the meaning set forth in Section 2.8(d).

“FTC” means the United States Federal Trade Commission.

“GAAP” shall mean accounting principles and practices generally accepted in the United States of America.

“Governmental Authority” shall mean any supranational, national, federal, state or local judicial, legislative, executive or regulatory authority.

“Governmental Authorizations” shall mean all licenses, permits, certificates and other authorizations and approvals required to carry on the Business under the applicable Laws of any Governmental Authority.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” shall mean all materials, pollutants or contaminants regulated pursuant to Environmental Law, including oils, petroleum, petroleum products, asbestos and asbestos-containing materials.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Initial Cash Payment” shall have the meaning set forth in Section 2.6.

“Intellectual Property Schedules” shall mean, collectively, Schedule 1.1(b), Schedule 1.1(c), and Schedule 1.1(d).

“Knowledge of Seller” shall mean the actual knowledge, after reasonable inquiry, of any of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or General Counsel of Seller, or Tarek ElSawaf or Rodrigo DeGuzman.

“Laws” shall include any federal, state, foreign or local law, common law, statute, ordinance, rule, regulation, code or Governmental Order.

“Leased Real Property” has the meaning set forth in Section 5.12.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien, security interest, mortgage, charge, pledge, hypothecation, lease, condition, option, right of first refusal or first offer or other third party (or governmental) right, charge or similar encumbrance.

“Loss” shall mean any claims, actions, causes of action, judgments, awards, Liabilities, losses, costs (including reasonable attorney’s fees and other out-of-pocket costs incurred in investigating, preparing and defending the foregoing) or damages.

“Material Adverse Effect” shall mean any change, effect, event, circumstance or occurrence that is or would reasonably be expected to be materially adverse to (i) the business, results of operations or financial condition of the Business, taken as a whole, or (ii) the ability of Seller to consummate the transactions contemplated by this Agreement, provided that for purposes of clause (i), none of the following changes, effects, events, circumstances or occurrences shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, or be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (a) changes or effects in the general economic conditions or the securities, syndicated loan, credit or financial markets; (b) changes in GAAP; (c) changes or effects, including legal, tax or regulatory changes, that generally affect the industry in which Seller operates; (d) changes or effects that arise out of or are attributable to the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism; (e) earthquakes, hurricanes or other natural disasters; (f) any failure by the Business to meet internal projections or forecasts for any period or any change in the price of Seller’s Common Stock on the NASDAQ Capital Market or any suspension of trading in securities generally on the NASDAQ Capital Market (it being understood that the facts or occurrences giving rise or contributing to any such failure, change or suspension may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect); (g) any adverse impact of the public announcement or performance of this Agreement on relationships between Seller on the one hand and insurance agents, carriers and lead suppliers on the other hand, to the extent of any benefit that Purchaser receives from new relationships or improvements in existing relationships with such agents, carriers and suppliers; and (h) any matter disclosed in the Disclosure Schedules to this Agreement where and to the extent that an adverse effect is reasonably apparent from the face of such disclosure, except, in the cases of clauses (a), (b), (c), and (d), for changes or effects that disproportionately affect the Business relative to other participants in the industry in which Seller operates.

“Material Contract” shall have the meaning set forth in Section 5.10.

“Material Transferred Intellectual Property” shall have the meaning set forth in Section 5.11.

“Net Working Capital” means: (i) the sum of all current assets of Seller, excluding Cash Equivalents, any non-recurring items, and items related to the transactions contemplated hereby, minus (ii) the sum of all current liabilities of Seller, excluding any non-recurring items and items related to the transactions contemplated hereby.  “Net Working Capital” shall exclude all intercompany accounts and the settlement thereof.  An example of the calculation of Net Working Capital solely for illustrative purposes is set forth on Schedule 1.1(e) attached hereto.

“Non-Controlling Party” shall have the meaning set forth in Section 7.16(b)(iii).

“Non-Disclosure Agreement” shall mean that certain non-disclosure agreement dated July 15, 2011, between Purchaser and Seller.

“Objection Notice” shall have the meaning set forth in Section 2.8.

“Patent License Agreement” shall have the meaning set forth in Section 3.2(a)(vii).

“Permitted Encumbrances” shall mean (i) all Liens approved in writing by Purchaser as Permitted Encumbrances, (ii) Encumbrances, other than Liens securing indebtedness for borrowed money or gurantees or credit supports thereof, that, individually and in the aggregate, do not and would not reasonably be expected to materially detract from the value or impair the use of the property subject thereto or make such property unmarketable, (iii) Liens for Taxes not yet due and payable or which are being actively contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, and (iv) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like Liens and security obligations that are incurred in the ordinary course of business and are not delinquent.

“Person” shall mean an individual, a limited liability company, joint venture, a corporation, a partnership, an association, a trust, a division or operating group of any of the foregoing or other entity or organization.

“Proposed Allocation” shall have the meaning set forth in Section 2.7(b).

“Proxy Statement” means a proxy statement relating to the approval of this Agreement by Seller’s stockholders.

“Purchase Price” shall have the meaning set forth in Section 2.6.

“Purchased Assets” shall have the meaning set forth in Section 2.1.

“Purchaser” shall have the meaning set forth in the heading of this Agreement.

“Purchaser Material Adverse Effect” shall have the meaning set forth in Section 6.3.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, migrating or leaching into or through the environment, including surface water, soil or groundwater (including the abandonment or discarding of barrels, containers, and other receptacles containing Hazardous Materials), or as otherwise defined under Environmental Laws.

“Representatives” shall mean, with respect to a Person, its directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives.

“Retained Patent Rights” shall mean the Seller Group’s United States patents, provisional patent applications, patent applications, patent continuations, patent continuations-in-part, divisions, patent reissues, patent disclosures, industrial designs, utility models, business methods, discoveries, inventions (whether or not patentable or reduced to practice and whether or not currently owned by Seller or obtained at any time in the future) and improvements thereto and any and all foreign equivalents thereof, in each case that correspond to or are based upon the patents and patent applications  set forth on Schedule 1.1(a).  The “Retained Patent Rights” include all rights to grant non-exclusive licenses, bring or defend proceedings and claim, retain and collect damages, license fees and other relief in respect of all past, present or future infringements of such rights.  The “Retained Patent Rights”  as used herein further include the tangible and digital embodiments of such rights, including all files, documents, instruments, journals, summaries, abstracts, papers, books, invention disclosures, and records of Seller or any of its Affiliates relating thereto.

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.5.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the heading of this Agreement.

“Seller Board Recommendation” has the meaning set forth in Section 7.1.

“Seller Financial Statements” has the meaning set forth in Section 5.5.

“Seller Group” means the Seller and all of its Subsidiaries, collectively.

“Seller SEC Documents” has the meaning set forth in Section 5.5.

“Seller Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Seller’s common stock entitled to vote at the Seller Stockholder Meeting.

“Seller Stockholder Meeting” means a duly convened meeting of Seller’s stockholders called to obtain the Seller Stockholder Approval, or any valid adjournment or postponement thereof.

“Straddle Period” means any taxable year or period beginning on or before, and ending after, the Closing Date.

“Subsidiary” shall mean an entity as to which Seller or Purchaser or any other relevant entity, as the case may be, owns directly or indirectly 50% or more of the voting power or other similar interests.  Any Person which comes within this definition as of the date of this Agreement but thereafter fails to meet such definition shall from and after such time not be deemed to be a Subsidiary of Seller or Purchaser or any other relevant entity, as the case may be.  Similarly, any Person which does not come within such definition as of the date of this Agreement but which thereafter meets such definition shall from and after such time be deemed to be a Subsidiary of Seller or Purchaser or any other relevant entity, as the case may be.

“Superior Proposal” means any written Acquisition Proposal (except that all percentages therein shall be changed to “50%”) made by a third party that, in the good faith judgment of Seller’s Board of Directors or any committee thereof, after consultation with its financial advisors and outside counsel, taking into account all the terms and conditions of such proposal that Seller’s Board of Directors or any committee thereof deems relevant (including the legal, financial, regulatory, timing and other aspects of the proposal and any changes to the terms of this Agreement proposed by Purchaser in response to such proposal or otherwise), is more favorable, from a financial point of view, to Seller than the transactions contemplated hereby.

“Tax Return” shall mean any return, report, declaration, information return, statement or other document (including any schedule or attachment thereto and any amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Taxes” shall mean all federal, state, local or foreign taxes, charges, duties, fees, levies or other assessments, including income, excise, property, sales or use, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Taxing Authority, and including any interest, penalties and additions attributable thereto, and all amounts payable pursuant to an agreement or arrangement with respect to taxes.

“Taxing Authority” means any governmental or regulatory authority, body or instrumentality exercising any authority to impose, regulate or administer the imposition of Taxes.

“Transfer Taxes” means any federal, state, county, local, foreign and other sales, use, transfer, value added, conveyance, documentary, transfer, duty, recording or other similar tax, fee or charge imposed on the sale of the Purchased Assets pursuant to this Agreement.

“Transferred Intellectual Property” shall mean, collectively, (i) the Transferred Trademark Rights, (ii) the Transferred Intellectual Property Licenses, (iii) rights in all domain name registrations of the Seller Group, including those set forth on Schedule 1.1(b), but not including the domain name registrations set forth on Schedule 2.2, and (iv) the Transferred Know-How.  For the avoidance of doubt, the Transferred Intellectual Property does not include the Retained Patent Rights.

“Transferred Intellectual Property Licenses” shall mean, collectively, all licenses and agreements of the Seller Group relating to the Transferred Trademark Rights, domain name registrations of the Seller Group (but not including the domain name registrations set forth on Schedule 2.2), or Transferred Know-How, including those licenses and agreements set forth on Schedule 1.1(c).

“Transferred PII” has the meaning set forth in Section 7.14.

“Transferred Know-How” shall mean, except for the Retained Patent Rights, all trade secrets, know-how and ideas, rights in research and development, commercially practiced processes and methods, copyrights, copyrightable works, moral rights, mask work rights, database rights and design rights, and registrations or applications for registration of copyrights and any renewals or extensions thereof, in each case owned or licensed by the Seller Group or used in the Business.

“Transferred Trademark Rights” shall mean all registered and unregistered trademarks, service marks, brand names, logos, slogans, certification marks and trade dress owned or licensed by the Seller Group, including those set forth on Schedule 1.1(d), together with all goodwill, designs and other identifiers associated with the foregoing, but not including the registered and unregistered trademarks, service marks, brand names, logos, slogans, certification marks and trade dress set forth on Schedule 2.2.

“Transferring Employee” shall have the meaning set forth in Section 7.15(a).

Section 1.2.  Other Definitional Provisions.

(a)           The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)           The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)           The words “dollars” and “$” shall mean United States of America dollars.

(d)           The words “including” shall mean “including, without limitation.”

(e)           When a reference is made in this Agreement to an Article, a Section, an Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

ARTICLE II

PURCHASE AND SALE

Section 2.1.  Purchase and Sale of Assets. On the terms and subject to the conditions of this Agreement, on the Closing Date Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, free and clear of all Liens and Encumbrances of any kind or nature other than Permitted Encumbrances, all of the right, title and interest of the Seller Group in and to all of the assets of the Seller Group excluding only the Excluded Assets described in Section 2.2 below, as the same shall exist and as of the Closing Date (collectively, the “Purchased Assets”), including:

(a)           all assets of the Seller Group relating to the Business which are set forth on the Closing Balance Sheet as finally determined on the Final Resolution Date or accounted for in the calculation of Final Net Working Capital;

(b)           all right, title and interest of the Seller Group in and to the Business as a going concern, including Seller’s goodwill and Seller’s corporate name “InsWeb Corporation”;

(c)           all machinery, equipment, vehicles, furniture and other tangible personal property of the Seller Group, including  personal property listed in Schedule 5.13(a);

(d)           all personal property leases of the Seller Group, including those listed in Schedule 5.13(b);

(e)           all Transferred Intellectual Property;

(f)            all causes of action, judgments, claims, demands and other rights of the Seller Group, other than to the extent relating to the Retained Patent Rights;

(g)           all Accounts Receivable, including, but not limited to, all Accounts Receivable arising from services performed prior to the Closing Date notwithstanding that the invoices relating thereto have not yet been issued;

(h)           all rights of the Seller Group relating to or arising out of or under express or implied warranties from suppliers;

(i)            all prepaid expenses, advances and deposits of the Seller Group, including those made under any lead purchase agreements, but excluding those relating to Excluded Assets;

(j)            all books and records of the Seller Group, including but not limited to, correspondence, employment records, production records, accounting records, property records, mailing lists, customer and vendor lists and other records and files of or relating to the Business, but excluding those relating solely to Excluded Assets (which exclusion applies to that portion of any books and records that relate to the Excluded Assets, even if included within or comprising a more general book and record); provided that Seller shall be entitled to retain archival copies of any such books and records related to Excluded Assets solely as is reasonably necessary to comply with its obligations under applicable Law (but not for use in its business);

(k)           all contracts, licenses, purchase orders, sales orders, commitments and other agreements to which the Seller Group is a party or in which the Seller Group has rights, including those listed in Schedule 5.10, but excluding those relating solely to Excluded Assets or any leases for real property (the “Assumed Contracts”); and

(l)            any refund (or credit) of any Tax for which Purchaser is entitled pursuant to Section 7.16(a)(iv).

The transfer, sale and assignment of the books and records, Transferred Intellectual Property and other intangible assets shall be delivered solely by electronic delivery.  Following the Closing,  for a period of eighteen months, upon the written request of Purchaser, Seller will provide Purchaser with convenience copies of any books and records with respect to the Purchased Assets upon payment to Seller of Seller’s actual, out-of-pocket costs of providing such materials as an administrative fee, not to exceed $10,000.  In the event that Seller intends to destroy any such books or records prior to the date that is eighteen months after Closing, Seller shall first notify Purchaser and offer to deliver such books and records to Purchaser for Seller’s actual, out-of-pocket delivery costs.

Section 2.2.  Excluded Assets.  Anything contained in Section 2.1 above to the contrary notwithstanding, Seller shall not sell, transfer, convey, assign or deliver to Purchaser, and the Purchased Assets shall not include the following (collectively, the “Excluded Assets”):

(a)           any Cash Equivalents;

(b)           the Retained Patent Rights;

(c)           the Leased Real Property;

(d)           any losses, loss carryforwards or tax credits of the Seller Group for any taxable period ending on or before the Closing Date (or the portion of a Straddle Period ending on and including the Closing Date) that Purchaser does not succeed to under applicable Law and any refund (or credit) of any Tax for which the Seller Group is entitled pursuant to Section 7.16(a)(iv);

(e)           any current and prior insurance policies of the Seller Group and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(f)            any employee benefit plans, programs, arrangements, agreements and policies maintained by the Seller Group;

(g)           (i) the corporate books and records of the Seller Group, (ii) personnel records of the Seller Group, (iii) any attorney work product, attorney-client communications and other items protected by the Seller Group’s attorney-client privilege, and (iv) any documents that were received by the Seller Group from third parties, in each case in connection with the proposed acquisition of the Purchased Assets by a third party or that were prepared by Seller or any of its Affiliates in connection therewith;

(h)           any causes of action, judgments, damage awards, claims, demands and other rights of the Seller Group to the extent relating to the Retained Patent Rights, Excluded Assets set forth in the other clauses of this Section 2.2 or the Excluded Liabilities;

(i)            any shares of capital stock of Seller’s Subsidiaries;

(j)            any rights, agreements, contracts, loans or receivables between or among members of the Seller Group; and

(k)           those other assets, properties and rights listed on Schedule 2.2.

Section 2.3.  Assumption of Certain Liabilities.  On the terms and subject to the conditions of this Agreement, on the Closing Date, simultaneously with the transfer, conveyance and assignment by Seller to Purchaser of the Purchased Assets, Purchaser shall assume or otherwise be liable for the following Liabilities of Seller, excluding the Excluded Liabilities (collectively, the “Assumed Liabilities”):

(a)           all Liabilities of Seller relating to the Business as and to the extent set forth on the Closing Balance Sheet and taken into account in the calculation of Final Net Working Capital;

(b)           all Liabilities of Seller under (i) the Assumed Contracts, and (ii) the leases, contracts, licenses, purchase orders, sales orders, commitments and other agreements to which Seller is a party or in which Seller has rights relating to the Business and entered into by Seller after the date hereof consistent with the terms of this Agreement and included in the Purchased Assets, except in each case, to the extent such Liabilities, but for a breach or default by Seller, would have been paid, performed or otherwise discharged on or prior to the Closing Date or to the extent the same arise out of any such breach or default;

(c)           all Liabilities in connection with the Transferring Employees to the extent arising from activities after the Closing, and relating to any period of employment with Purchaser or its Affiliates; and

(d)           all Liabilities in respect to Taxes for which Purchaser is liable pursuant to Section 7.16(a).

Section 2.4.  Excluded Liabilities.  Purchaser does not and shall not assume, pay, perform or discharge any liabilities or obligations of the Seller Group other than the Assumed Liabilities, and, without limiting the foregoing, it is expressly agreed by the parties that notwithstanding Section 2.3, Purchaser shall not assume or be liable for any of the following Liabilities or obligations of the Seller Group (the “Excluded Liabilities”):

(a)           any costs and expenses incurred by the Seller Group incident to its negotiation and preparation of this Agreement and its performance and compliance with the agreements and conditions contained herein;

(b)           any Liabilities in respect of any Excluded Assets;

(c)           any Liabilities in respect to Taxes for which Seller is liable pursuant to Section 7.16(a);

(d)           any Liabilities relating to or arising under any employee benefit plans, programs, arrangements, agreements and policies maintained by the Seller Group, including, but not limited to, any Liabilities arising under the Seller Executive Retention and Severance Plan;

(e)           any obligations of the Seller Group to any person in respect of wages, salaries and vacation pay that are payable with respect to services performed by such individuals prior to their termination of employment or service with the Seller Group;

(f)           any claims by any current or former Transferring Employees for workers compensation, personal injury or other claims of a similar nature allegedly relating to any period of their employment or engagement by Seller or any of its Affiliates; and

(g)           any obligations, agreements, contracts, indebtedness, or payables between or among members of the Seller Group; and

(h)           those other Liabilities listed on Schedule 2.4.

Section 2.5.  Non-Assignable Assets.  Anything contained in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement or an attempted agreement to transfer, sublease or assign any contract, license, lease, commitment, sales order, purchase order or other agreement, or any claim or right of any benefit arising thereunder or resulting therefrom if any such attempted transfer, sublease or assignment thereof, without the consent of any other party thereto, would constitute a breach thereof or in any way affect the rights of Purchaser thereunder.  Seller shall, between the date hereof and the Closing Date and, if requested by Purchaser, after the Closing Date, use commercially reasonable efforts to obtain the consent of any party or parties to any such contracts, licenses (other than licenses of commercially available off-the-shelf software, firmware, or other intellectual property in-licensed or acquired by Seller (or any Affiliate thereof) and used in the ordinary course of the Business), leases, commitments, sales orders, purchase orders or other agreement included in the Purchased Assets to the transfer, sublease or assignment thereof by Seller to Purchaser, in all cases in which such consent is required for transfer, sublease or assignment; provided that nothing in this paragraph shall be construed as requiring Seller to make any payments to such parties not expressly contemplated by the contract, license, lease, commitment sales order, purchase order or other agreement, including without limitation (1) out-of-pocket costs incurred in gathering information and making filings with any governmental authority, (2) fees and penalties charged by any governmental authority, and (3) fees and penalties charged by any other person.  In the event that any such consent is not obtained, and other than with respect to any contract, license, lease, commitment, sales order, purchase order or other agreement with the customers or suppliers of Seller, Seller shall, at the request of Purchaser and to the extent it is reasonably practicable to do so, deliver or enter into such further agreements or instruments as may reasonably be necessary or appropriate to permit Purchaser to enjoy the benefits and assume the burdens of the applicable contract, license, lease, commitment, sales order, purchase order, agreement, claim, or right.

Section 2.6.  Purchase Price.  In consideration of the sale and transfer of the Purchased Assets, on the terms and subject to the conditions of this Agreement, Purchaser agrees to pay to Seller $65,000,000 (the “Initial Cash Payment”), subject to adjustment as determined pursuant to Section 2.8 (the “Purchase Price”), and Purchaser agrees to assume, satisfy and discharge the Assumed Liabilities.  The Initial Cash Payment shall be paid in immediately available funds on the Closing Date, by wire transfer in accordance with written instructions given by Seller to Purchaser not less than two Business Days prior to the Closing.  The Purchase Price shall be allocated as described in Section 2.7.

Section 2.7.  Allocation of the Purchase Price.

(a)           Purchaser and Seller shall allocate the Purchase Price and  the Assumed Liabilities required to be taken into account for income tax purposes among the Purchased Assets (the “Allocation”).  The Allocation shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and this Section 2.7.

(b)           Purchaser and Seller agree that the Allocation shall be determined pursuant to the following procedure:   No later than forty-five days following the Final Resolution Date, Seller shall deliver to Purchaser an allocation of the Purchase Price and Assumed Liabilities required to be taken into account for income tax purposes among the Purchased Assets (the “Proposed Allocation”).  Purchaser shall deliver written notice to Seller within 30 days after Purchaser’s receipt of the Proposed Allocation if Purchaser objects to the Proposed Allocation (the “Allocation Objection Notice”).  The Allocation Objection Notice shall specify the basis for such objection and such items or amounts as to which Purchaser so objects, and Purchaser shall be deemed to have agreed with all other items and amounts contained in the Proposed Allocation.  If Purchaser delivers an Allocation Notice within such 30-day period, the parties shall, during the 30 days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts.  If after such 30-day period the Seller and Purchaser are unable to reach such agreement, the parties shall submit such Proposed Allocation to Ernst & Young LLP, unless the parties mutually agree to submit such Proposed Allocation to another independent accounting firm, Ernst & Young LLP or such other agreed firm shall resolve any such objections within 30 days after its engagement for this purpose in a manner that is in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and this Agreement.  The cost of such resolution shall be borne (and paid) 50% by Seller and 50% by Purchaser. The Allocation shall be the Proposed Allocation, if no Allocation Objection Notice with respect thereto is duly delivered pursuant to the foregoing procedures; or if an Allocation Objection Notice is delivered, as agreed by Purchaser and Seller or, absent such agreement, the resolution by Ernst & Young LLP or such other agreed firm pursuant to the foregoing procedures.

(c)           In the event that any Tax Authority disputes the Allocation, Seller or Purchaser, as the case may be, shall promptly notify the other party of the nature of such dispute.

(d)           Purchaser and Seller agree to prepare and file any Tax Returns required to be filed with any Taxing Authority (including Internal Revenue Service Form 8594) in accordance with the Allocation, and they further agree not to take any tax position that is inconsistent with the Allocation, in each case except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law).

Section 2.8.  Purchase Price Adjustment.

(a)           Not less than five Business Days prior to the Closing Date, Seller shall in good faith cause to be prepared an estimated balance sheet as of the Closing Date which shall reflect the Purchased Assets and Assumed Liabilities (the “Estimated Closing Balance Sheet”), which shall be prepared in accordance with GAAP and in form and substance reasonably satisfactory to Purchaser, and which shall reflect a calculation of the amount of Net Working Capital which Seller estimates will exist as of the Closing Date based on the Estimated Closing Balance Sheet (the “Estimated Net Working Capital”).  If the Estimated Net Working Capital exceeds $2,000,000, in addition to the Initial Cash Payment, Purchaser shall pay to Seller at the Closing an amount equal to such excess.  If the Estimated Net Working Capital is less than $2,000,000, Purchaser shall deduct from the amount of the Initial Cash Payment an amount equal to such deficiency.

(b)           No later than sixty days following the Closing Date, Purchaser will cause to be prepared and delivered to Seller a balance sheet as of the Closing Date which shall reflect the Purchased Assets and Assumed Liabilities (the “Closing Balance Sheet”) and a certificate setting forth Purchaser’s calculation of the Closing Net Working Capital based on the Closing Balance Sheet.  “Closing Net Working Capital” means the Net Working Capital as of the Closing Date.  The Closing Balance Sheet and Closing Net Working Capital will be prepared in accordance with GAAP on a basis consistent with the Estimated Closing Balance Sheet.  Purchaser will make available to Seller and its accountants all records and work papers used in preparing the calculation of Closing Net Working Capital.

(c)           If Seller disagrees with Purchaser’s calculation of the Closing Net Working Capital delivered pursuant to Section 2.8(b), Seller shall, within thirty days after delivery of the documents referred to in Section 2.8(b), deliver a written notice (the “Objection Notice”) to Purchaser disagreeing with such calculation and setting forth Seller’s calculation of such amount.  Any such Objection Notice shall specify those items or amounts as to which Seller disagrees, and Seller shall be deemed to have agreed with all other items and amounts contained in Purchaser’s calculation of the Closing Net Working Capital delivered pursuant to Section 2.8(b).  If Seller does not deliver an Objection Notice within such thirty day period, then the amount of the Closing Net Working Capital shall be deemed to be finally determined as set forth on Purchaser’s calculation thereof.

(d)           If an Objection Notice is delivered pursuant to Section 2.8(c), Seller and Purchaser shall, during the thirty days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of the Closing Net Working Capital.  If, after such 30-day period, Seller and Purchaser are unable to reach such agreement, the parties shall submit such disputed items or amounts for the purpose of calculating the Closing Net Working Capital to Ernst & Young LLP, unless the parties mutually agree to submit such dispute to another independent accounting firm, and Ernst & Young LLP or such other agreed firm shall resolve any such objections within thirty days after its engagement for this purpose.  In making such calculation, such accounting firm shall consider only those items or amounts in Purchaser’s calculation of the Closing Net Working Capital as to which Seller has disagreed and shall adhere to the standards set forth above in Section 2.8(b) and Section 2.8(c).  The accounting firm shall not assign a value to any item or amount in dispute greater than the greatest value for such item or amount assigned by Purchaser, on the one hand, or Seller, on the other hand, or less than the smallest value for such item or amount assigned by Purchaser, on the one hand, or Seller, on the other hand.  The accounting firm shall resolve only such items or amounts that are in dispute.  The accounting firm shall deliver to Seller and Purchaser as promptly as practicable (but in any event within thirty days of its retention) a report setting forth such calculation (such date, the “Final Resolution Date”).  Such report shall be final and binding upon Seller and Purchaser.  The cost of such review and report shall be borne (and paid) by the party whose calculation of Closing Net Working Capital is further in amount from the Closing Net Working Capital finally determined by Ernst & Young LLP, or if the parties’ calculations are equally close in amount to the Closing Net Working Capital finally determined by Ernst & Young LLP, fifty percent by Seller and fifty percent by Purchaser.

Section 2.9.  Purchase Price Adjustment Payments.

(a)           Purchaser and Seller agree that they will, and agree to cause their respective independent accountants to, cooperate and assist in the preparation of the calculation of the Closing Net Working Capital and in the conduct of the reviews referred to in Section 2.8 including making reasonably available to the extent necessary books, written and electronic records, work papers and personnel.

(b)           If the absolute value of the difference between the Final Net Working Capital and the Estimated Net Working Capital is greater than $25,000, then within two Business Days after the Final Resolution Date, (i) if the Final Net Working Capital exceeds the Estimated Net Working Capital, Purchaser shall pay to Seller an amount equal to such excess, or (ii) if the Estimated Net Working Capital exceeds the Final Net Working Capital, Seller shall pay to Purchaser an amount equal to such excess.  Payments must be made in immediately available funds by wire transfer of immediately available funds to the bank account or accounts specified in writing by Seller or Purchaser, as applicable.  If the absolute value of the difference between the Final Net Working Capital and the Estimated Net Working Capital is equal to or less than $25,000, then no post-Closing adjustment payment shall be payable hereunder.

(c)           For purposes of this Agreement, “Final Net Working Capital” means the Closing Net Working Capital as shown in Purchaser’s calculation delivered pursuant to Section 2.8(b), if no Objection Notice with respect thereto is duly delivered pursuant to Section 2.8(c); or, if an Objection Notice is delivered, as agreed by Purchaser and Seller pursuant to Section 2.8(d) or in the absence of such agreement, as shown in the accounting firm’s calculation delivered pursuant to Section 2.8(d).

(d)           Purchaser and Seller shall treat any post-Closing adjustment payments made under this Section 2.9 as adjustments to the Purchase Price for all Tax purposes.

Section 2.10.  Withholding.  Notwithstanding anything in this Agreement to the contrary, Purchaser shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable U.S. federal, state or local or foreign Laws.  To the extent that amounts are so deducted and withheld by Purchaser, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller or other Person in respect of which such deduction and withholding was made by Purchaser.

ARTICLE III

CLOSING

Section 3.1.  Closing.  The Closing shall take place at the offices of Sidley Austin llp, located at 1001 Page Mill Road, Building 1, Palo Alto, California 94304, at 10:00 a.m. local time on the second Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 4.1 and 4.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other date and time as may be agreed by the parties.  The date on which the Closing occurs is referred to as the “Closing Date.”  The Closing shall be deemed to have become effective as of 12:01 a.m., California time on the Closing Date.

Section 3.2.  Closing Deliveries.

(a)           At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following instruments and documents:

(i)            a copy of Seller’s Certificate of Incorporation certified as of a recent date by the Secretary of State of the State of Delaware;

(ii)           a good standing certificate for Seller, and a certificate of the Secretary or an Assistant Secretary of Seller, dated the Closing Date, certifying (A) that there have been no amendments to the Certificate of Incorporation of Seller since the date of the copy provided under Section 3.2(a)(i); (B) that the bylaws of Seller are in the form attached to such certificate; (C) that the resolutions of the Board of Directors of Seller authorizing the execution, delivery and performance of this Agreement and the Patent License Agreement and the transactions contemplated hereby and thereby were duly adopted by the Board of Directors of Seller in the form attached to such certificate, and (D) the incumbency and signatures of the officers of Seller executing this Agreement and the Patent License Agreement;

(iii)          the certificate referred to in Section 4.1(a);

(iv)          a bill of sale, dated the Closing Date, duly executed by Seller, in the form attached as Exhibit B hereto (the “Bill of Sale”);

(v)           an assignment and assumption agreement, dated the Closing Date, duly executed by Seller, in the form attached as Exhibit C hereto (the “Assignment and Assumption Agreement”);

(vi)          all consents, waivers or approvals required to be obtained by Seller with respect to the Purchased Assets or the consummation of the transactions contemplated by this Agreement;

(vii)         an executed copy of a Patent License Agreement, duly executed by Seller, in the form attached as Exhibit D hereto (the “Patent License Agreement”);

(viii)        a duly executed certificate of non-foreign status in the form of the applicable sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv); and

(ix)           any other documents reasonably requested by Purchaser.

(b)           At the Closing, Purchaser shall deliver or cause to be delivered to Seller: (1) the Initial Cash Payment, by wire transfer in immediately available funds to one or more accounts specified in writing by Seller at least two Business Days prior to the Closing Date, and (2) the following instruments and documents:

(i)            a copy of Purchaser’s Certificate of Incorporation certified as of a recent date by the Secretary of State of the State of Delaware;

(ii)           a good standing certificate for Purchaser, and a certificate of the Secretary or an Assistant Secretary of Purchaser, dated the Closing Date, certifying (A) that there have been no amendments to the Certificate of Incorporation of Purchaser since the date of the copy provided under Section 3.2(b)(i); (B) that the bylaws of Purchaser are in the form attached to such certificate; (C) that the resolutions of the Board of Directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the Patent License Agreement and the transactions contemplated hereby and thereby were duly adopted by the Board of Directors of Purchaser in the form attached to such certificate, and (D) the incumbency and signatures of the officers of Purchaser executing this Agreement and the Patent License Agreement;

(iii)           the certificate referred to in Section 4.2(a);

(iv)           the Assignment and Assumption Agreement, duly executed by Purchaser; and

(v)           an executed copy of the Patent License Agreement.

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1.  Conditions to Obligations of Purchaser.  The obligation of Purchaser to effect the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by Purchaser) as of the Closing of the following conditions.

(a)           No Misrepresentation or Breach of Covenants and Warranties.  (i) There shall be no continuing material failure by Seller to perform or comply with any of its covenants and agreements herein that by their terms are to be performed or complied with at or prior to the Closing; (ii) each of the representations and warranties of Seller contained or referred to herein shall be true and correct in all respects on the date hereof and on the Closing Date as though made on the Closing Date, except (x) to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date, (y) for changes therein specifically resulting from any transaction expressly consented to in writing by Purchaser, (z) for failures of representations and warranties (other than those contained in Sections 5.1(a), 5.2 and 5.3(a)), read for purposes of this clause (z) to exclude any materiality, Material Adverse Effect or similar qualification contained in such representations and warranties, to be true and correct on the date hereof and on the Closing Date as though made on the Closing Date as to matters that, individually or in the aggregate, would not have a Material Adverse Effect; and (iii) there shall have been delivered to Purchaser a certificate to the effect of clauses (i) and (ii), dated the Closing Date, signed on behalf of Seller by an authorized officer of Seller.

(b)           Seller Stockholder Approval.  Seller shall have obtained the Seller Stockholder Approval.

(c)           No Material Adverse Effect.  Between the date hereof and the Closing Date, there shall not have occurred and be continuing at the Closing Date a Material Adverse Effect.

(d)           No Injunction or Restraint.  No decree, temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the transactions contemplated hereby shall be in effect.

(e)           Necessary Governmental Approvals.  The waiting period under the HSR Act shall have expired or been terminated, and the parties shall have received all approvals and actions of or by all Governmental Authorities which are necessary to consummate the transactions contemplated hereby.

(f)           Other Agreements.  Seller shall have executed and delivered to Purchaser, or caused to be executed and delivered, the Bill of Sale, the Assignment and Assumption Agreement, and the Patent License Agreement.

Section 4.2.  Conditions to Obligations of Seller.  The obligation of Seller to effect the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by Seller) as of the Closing of the following conditions.

(a)           No Misrepresentation or Breach of Covenants and Warranties.  (i) There shall be no continuing material failure by Purchaser to perform or comply with any of its covenants and agreements herein that by their terms are to be performed or complied with at or prior to the Closing; (ii) each of the representations and warranties of Purchaser contained or referred to herein shall be true and correct in all respects on the date hereof and on the Closing Date as though made on the Closing Date, except (y) to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date, (z) for failures of representations and warranties (other than those contained in Sections 6.1(a), 6.2 and 6.3(a)), read for purposes of this clause (y) to exclude any materiality, Purchaser Material Adverse Effect or similar qualification contained in such representations and warranties, to be true and correct on the date hereof and on the Closing Date as though made on the Closing Date as to matters that, individually or in the aggregate, would not have a Purchaser Material Adverse Effect; and (iii) there shall have been delivered to Seller a certificate to such effect, dated the Closing Date and signed on behalf of Purchaser by an authorized officer of Purchaser.

(b)           Seller Stockholder Approval.  Seller shall have obtained the Seller Stockholder Approval.

(c)           No Injunction or Restraint.  No decree, temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the transactions contemplated hereby shall be in effect.

(d)           Necessary Governmental Approvals.  The waiting period under the HSR Act shall have expired or been terminated, and the parties shall have received all approvals and actions of or by all Governmental Authorities which are necessary to consummate the transactions contemplated hereby.

(e)           Other Agreements.  Purchaser shall have executed and delivered to Seller, or caused to be executed and delivered, the Assignment and Assumption Agreement and the Patent License Agreement.

Section 4.3.  Frustration of Conditions to Closing.  Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article IV to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to cause the Closing to occur.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as qualified by the Disclosure Schedules delivered by Seller to Purchaser concurrent with the execution of this Agreement (the “Disclosure Schedules”), Seller hereby represents and warrants to Purchaser as follows:

Section 5.1.  Organization.

(a)           Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Seller owns all of the outstanding equity interests in each Subsidiary of Seller, and there are no options, warrants, calls, subscription rights or other securities or rights convertible into or exercisable for equity interests in any Subsidiary of Seller that could result in Seller owning less than all of the outstanding equity interests in any Subsidiary of Seller at any time prior to the Closing Date.  Seller has the power to cause the delivery to Purchaser of any Purchased Assets owned or held by such Subsidiary.

(b)           Seller is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Material Adverse Effect.

Section 5.2.  Authority; Binding Effect.

(a)           Seller has all requisite corporate power and authority to own and operate its properties and assets, to carry on its business as it is now being conducted and to execute and deliver this Agreement and the Patent License Agreement and to perform its obligations hereunder and thereunder, subject only to the Seller Stockholder Approval and any Governmental Authorizations referenced in Section 5.4.  The execution and delivery by Seller of this Agreement and the Patent License Agreement, and the performance by Seller of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action, other than the Seller Stockholder Approval.

(b)           This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, and the Patent License Agreement will be, prior to the Closing, duly executed and delivered by Seller and will, after the Closing, constitute a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 5.3.  Non-Contravention.  The execution, delivery and performance of this Agreement and of the Patent License Agreement by Seller, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) subject to obtaining the Seller Stockholder Approval, violate any provision of the certificate of incorporation or bylaws of Seller, (b) subject to obtaining the consents referred to in Schedule 5.3, conflict with, or result in the breach of, constitute a default under, result in or give to any Person any rights of termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Seller Group, or result in or give to any Person any rights of amendment or recapture, under any agreement, lease of real estate or license of intellectual property to which Seller is a party or to which its assets are subject, or result in the creation of any Lien upon any of the Purchased Assets or other assets of the Seller Group, except in each case for any violations, breaches, conflicts, defaults, losses, Liens, terminations, cancellations, accelerations, amendments or recaptures that would not, individually or in the aggregate, have a Material Adverse Effect, and (c) assuming compliance with the matters set forth in Sections 5.4 and 6.4, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which the Seller Group is subject, except, with respect to this clause (c), for any violations, breaches, conflicts, defaults, losses, Liens, terminations, cancellations, accelerations, amendments or recaptures that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.4.  Governmental Authorization.  The execution and delivery of this Agreement and of the Patent License Agreement by Seller, and the consummation of the transactions contemplated hereby and thereby, do not require any consent or approval of, action by, or any notice to or other filing with, any Governmental Authority, except for: (a) consents, approvals, actions, notices and filings the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect, (b) as provided under the notification and waiting period requirements of the HSR Act, (c) compliance with the applicable requirements of the Exchange Act, and (d) filings as may be required under the rules and regulations of the NASDAQ Capital Market.

Section 5.5.  SEC Filings; Financial Statements.  Since January 1, 2009, Seller has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by Seller with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Seller SEC Documents”).  As of their respective filing dates or, if supplemented, modified or amended since the time of filing and prior to the date hereof, as of the date of the most recent such supplement, modification or amendment, the Seller SEC Documents (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act, each as in effect on the date each such document was filed.  The audited consolidated financial statements and unaudited consolidated interim financial statements of Seller and the consolidated Subsidiaries of Seller included in the Seller SEC Documents (collectively, the “Seller Financial Statements”) (i) complied as of their respective dates of filing in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (as in effect in the United States on the date of such Seller Financial Statements) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in common stock equity of Seller and its consolidated Subsidiaries as of the dates and for the periods referred to therein (except, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act).  As of the date hereof, there are no Liabilities of the Seller Group except (w) as set forth in the Seller Financial Statements, (x) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2010, (y) Liabilities not required by GAAP to be reflected on a consolidated balance sheet of the Seller Group, and (z) Excluded Liabilities.

Section 5.6.  Tax Matters.  Except as set forth on Schedule 5.6(a), the Seller Group has timely filed all material Tax Returns which are required to be filed in respect of the Business, the Purchased Assets and the Assumed Liabilities, all such Tax Returns are true, correct and complete in all material respects, and the Seller Group has timely paid all Taxes shown to be due on such Tax Returns and all other material Taxes the non-payment of which could result in a Lien on the Purchased Assets, otherwise adversely affect the Business or result in the Purchaser or any of its Affiliates becoming liable or responsible for such Taxes, and all monies required to be withheld by the Seller Group from payments to employees or other persons have been collected or withheld, and either timely paid to the respective Taxing Authorities or set aside for such purpose and accrued, reserved against and entered upon the books of the Business, and there is no claim, audit or other proceeding pending or threatened in writing with respect to any material Taxes that could, if adversely determined, result in a Lien on the Purchased Assets, otherwise adversely affect the Business or result in the Purchaser or any of its Affiliates becoming liable or responsible for such Taxes.  The Purchased Assets do not include any equity interests in any corporation, partnership, limited liability company or other entity nor is any Purchased Asset required to be treated as such for U.S. federal income tax purposes.  No Liens for material Taxes have been filed on the Purchased Assets and, to the knowledge of the Seller, there is no basis for asserting any claims for such Liens that could, if adversely determined, result in a Lien on the Purchased Assets, otherwise adversely affect the Business or result in the Purchaser or any of its Affiliates becoming liable or responsible for such Taxes.  No waivers or extensions of any statute of limitations have been requested or given with respect to Taxes the non-payment of which could result in a Lien on the Purchased Assets, otherwise adversely affect the Business or result in the Purchaser or any of its Affiliates becoming liable or responsible for such Taxes.  Schedule 5.6(b) sets forth a list of the jurisdictions to which the Seller Group has filed any Tax Return since December 31, 2007 and specifies the type of Tax Return so filed.

Section 5.7.  Absence of Material Changes.  Since December 31, 2010 through the date hereof, except as set forth on Schedule 5.7, the Business has been operated only in the ordinary course consistent with past practice and there has not been:

(a)           any Material Adverse Effect;

(b)           any sale, lease, license, abandonment or other disposition by Seller of any material assets used in the Business that would constitute Purchased Assets, except in the ordinary course of business;

(c)           any incurrence, creation or assumption of any indebtedness (other than trade payables incurred in the ordinary course of business consistent with past practice), or guarantee of any indebtedness or obligation of any third party, or reimbursement obligation to any issuer of a letter of credit or similar instrument supporting any indebtedness or obligation of any third party;

(d)           any capital expenditures in excess of $50,000 in the aggregate;

(e)           any change in any method of accounting or accounting practice or policy used by Seller or the Business in the preparation of its financial statements;

(f)           any changes to the working capital policies applicable to the Business; and

(g)           any agreement or commitment to take any action described in this Section 5.7.

Section 5.8.  No Litigation.  Except as set forth on Schedule 5.8, as of the date hereof, no material litigation, investigation or proceeding by or before any Governmental Authority is pending against or, to the Knowledge of Seller, threatened in writing against the Seller Group.

Section 5.9.  Compliance with Laws.  Except with respect to environmental matters, which are addressed in Section 5.14:

(a)           the Seller Group is in compliance with all Laws applicable to the ownership or operation of the Business, except to the extent that the failure to comply therewith would not, individually or in the aggregate, have a Material Adverse Effect; and

(b)           the Seller Group possesses, and is in compliance with, all Governmental Authorizations necessary for the conduct of the Business as it is currently conducted, except where the failure to possess or comply with any such Governmental Authorization would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.10.  Contracts.  Schedule 5.10 sets forth, as of the date of this Agreement, each contract, agreement, commitment or arrangement (other than a non-exclusive license of the Retained Patent Rights to a third party) to which any member of the Seller Group is currently a party and that relates to the Business and either (a) (i) has as a counterparty an entity that represented one of the fifteen largest customers or one of the fifteen largest suppliers of the Seller Group, in either case determined based on the respective amount of revenue earned or expense accrued for the six months ended June 30, 2011, or (ii) represents an aggregate future liability of the Seller Group reasonably expected to be in excess of $50,000 or represents the future right of the Seller Group to receive an amount reasonably expected to be in excess of $50,000, in any one fiscal year, (b) has as a counterparty any Governmental Authority; (c) relates to the establishment of a joint venture or partnership; (d) relates to capital expenditures and involves future payments in excess of $25,000; (e) relates to indebtedness of the Business in excess of $25,000 or any guarantee of or reimbursement of any issuer of a letter of credit supporting obligations in excess of $25,000; (f) used to effectuate a material acquisition, divestiture, merger or similar transaction that has not been consummated or that has been consummated since January 1, 2007, but contains representations, covenants, indemnities or other obligations that are still in effect; (g) related to the purchase or sale of material real property entered into since January 1, 2007; or (h) is otherwise material to the Business (each, as amended or supplemented as of the date hereof, a “Material Contract”).  Except as noted in Schedule 5.10, prior to the date hereof, Seller has delivered to Purchaser a true and complete copy of each Material Contract.  Except as set forth in Schedule 5.10, each Material Contract (1) is in full force and effect and is a valid and binding obligation of, a member of the Seller Group and, to the Knowledge of Seller, of the other parties thereto, and (2) neither the Seller Group nor, to the Knowledge of Seller, any other party to a Material Contract is in material default or material breach or has failed to perform any material obligation thereunder, and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material breach or material default (whether by lapse of time or notice or both).

Section 5.11.  Intellectual Property.  The Intellectual Property Schedules set forth, as of the date of this Agreement, all trademarks, trademark applications, service marks, brand names, logos, slogans, certification marks, trade dress and domain name registrations owned, held, or licensed by the Seller Group, and all intellectual property licenses and agreements to which the Seller Group is a party (other than the Retained Patent Rights, nonexclusive licenses of the Retained Patent Rights to third parties, and intellectual property set forth on Schedule 2.2) whether such intellectual property is duly registered in or filed in the United States Copyright Office, the United States Patent and Trademark Office, or any similar national or international intellectual property authority.  Since January 1, 2007, no application or registration for any Transferred Intellectual Property has been finally rejected or on the merits of such filing.  Except as set forth on Schedule 5.11, (i) the Transferred Intellectual Property that is material to the Business (the “Material Transferred Intellectual Property”), is enforceable, valid and subsisting, and there is no objection or claim, action, investigation or proceeding pending or, to the Knowledge of Seller, being asserted or threatened in writing by any Person with respect to the ownership, validity or enforceability of any Material Transferred Intellectual Property; (ii) Seller is the sole and exclusive owner of (or, with respect to Material Transferred Intellectual Property that is licensed to it, holder of a right to use in the Business) the Material Transferred Intellectual Property; (iii) no license of any kind relating to any Material Transferred Intellectual Property has been granted by the Seller Group, except for nonexclusive trademark licenses granted in the ordinary course of business and that are not Material Contracts and exclusive licenses relating to the development of intellectual property specifically for a customer and licenses to such customer in the ordinary course of business; and (iv) the Transferred Intellectual Property is free and clear of any Liens, other than Permitted Encumbrances.  Except as set forth on Schedule 5.11 or as would not, individually or in the aggregate, have a Material Adverse Effect, (A) to the Knowledge of Seller, the Transferred Intellectual Property and the Business as currently operated does not infringe or misappropriate the intellectual property of any Person, (B) no claim, action, investigation or proceeding by or before any Governmental Authority is pending or, to the Knowledge of Seller, has been threatened in writing claiming that the Business as currently operated infringes or misappropriates the intellectual property of any Person, (C) the Seller Group has taken commercially reasonable action to maintain and preserve the Transferred Intellectual Property, including without limitation entering into appropriate confidentiality/non-disclosure agreements with third parties to whom it discloses any confidential information or trade secrets, and (D) all employees, agents, consultants or contractors who have contributed to the creation or development of any Transferred Intellectual Property either:  (1) created such materials in the scope of his or her employment with the Seller Group at the time of creation of such materials; (2) is a party to a “work-for-hire” agreement under which the Seller Group is deemed to be the original owner/author of all rights, title and interest therein; or (3) has executed an assignment in favor of the Seller Group of all right, title and interest in such material.  Prior to the date hereof, Seller has delivered to Purchaser a true and complete copy of each Transferred Intellectual Property License.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (x) each Transferred Intellectual Property License is valid and binding on and enforceable against the Seller Group and, to the Knowledge of Seller, the other parties thereto, and is in full force and effect and (y) neither the Seller Group nor, to the Knowledge of Seller, any other party to any Transferred Intellectual Property License is in breach thereof or in default thereunder, and no event has occurred that, with the giving of notice or lapse of time or both, would constitute a breach thereof or default thereunder.

Section 5.12.  Real Property.  The Seller Group does not own any real property that is used in or relates to the Business or is included in the Purchased Assets and does not hold any option to acquire any real property for use with respect to the Business.  Schedule 5.12 sets forth a complete and accurate list and brief description of each lease or similar agreement under which any member of the Seller Group is lessee of, or holds or operates, any real property owned by any third Person and used in or relating to the Business (the “Leased Real Property”).

Section 5.13.  Personal Property.

(a)           Schedule 5.13(a) contains a complete and accurate list of all machinery, equipment, vehicles, furniture and other tangible personal property owned by the Seller Group having an original cost of $25,000 or more and used in or relating to the Business.

(b)           Schedule 5.13(b) contains a complete and accurate list and description of each written lease or other agreement or right under which the Seller Group is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third Person and used in or relating to the Business, except for any such lease, agreement or right that is terminable by the Seller Group without penalty or payment on notice of 90 days or less, or which involves the payment by the Seller Group of rentals of less than $25,000 per year.  Prior to the date hereof, Seller has delivered to Purchaser a true and complete copy of each such lease or other agreement or right.  Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) all leases and subleases for such machinery, equipment, vehicle or other tangible personal property are valid and binding on and enforceable against the Seller Group and, to the Knowledge of Seller, the other parties thereto, and is in full force and effect and (ii) no written notices of material default under any such lease or sublease have been sent or received by the Seller Group and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material default (whether by lapse of time or notice or both) under any such lease or sublease.

(c)           Except as would not have, individually or in the aggregate, a Material Adverse Effect, all machinery, equipment, vehicles, furniture and other tangible personal property set forth on Schedules 5.13(a) and 5.13(b) are in good working order, ordinary wear and tear excepted, and sufficient for use in the Business as currently conducted.

Section 5.14.  Environmental Matters.  Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect: (i) the Seller Group and the Purchased Assets are in compliance with all applicable Environmental Laws, (ii) the Seller Group and the Purchased Assets are in compliance with all Environmental Permits required for the Seller Group to conduct the Business operations as currently conducted, (iii) the Seller Group has not received during the two (2) years prior to the date hereof any written communication from a Governmental Authority that alleges that the Seller Group is in violation of any Environmental Law, the substance of which communication has not been resolved, or that it is a potentially responsible party under the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, and (iv) there are no pending or, to the Knowledge of Seller, threatened claims, complaints or proceedings against the Seller Group relating to compliance with Environmental Laws or Environmental Permits or to a Release of Hazardous Material.  The representations and warranties made in this Section 5.14 are Seller’s exclusive representations and warranties relating to environmental matters.

Section 5.15.  Purchased Assets.  Except as set forth on Schedule 5.15, the Purchased Assets and the intellectual property to be licensed to Purchaser by Seller pursuant to the terms of the Patent License Agreement collectively constitute all of the material properties, rights, interests and other tangible and intangible assets necessary for Purchaser to conduct the Business immediately following the Closing in all material respects as it is conducted by Seller on the date hereof and as it is currently contemplated to be conducted by the Seller Group immediately prior to Closing.  The Business constitutes all of the business of the Seller Group, other than the registration, maintenance, enforcement or licensing of the Retained Patent Rights, as it is conducted on the date hereof and as it will be conducted by the Seller Group immediately prior to Closing.

Section 5.16.  Benefit Plans and Employee Matters.

(a)           Schedule 5.16(a) contains a list of all material “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements and other material compensation or employee benefit plans, programs, policies, agreements or arrangements, maintained, or contributed to, by Seller or any of its Affiliates (or to which any of them is party) for the benefit of any of its employees or independent contractors (the “Benefit Plans”), excluding any plans, programs, policies, agreements or arrangements mandated by Law.  Seller has made available to Purchaser (i) a copy of each Benefit Plan and any written descriptions of the material terms of the Benefit Plans and (ii) the most recently received Internal Revenue Service determination letter, if any, with respect to each Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b)           With respect to each Benefit Plan, the requirements of ERISA and the Code have been complied with in all material respects.  Each of Seller’s tax-qualified savings plans (the “Seller’s Savings Plans”) has received a determination or opinion letter from the Internal Revenue Service covering all of the provisions applicable to the Seller’s Savings Plans for which determinations letters are currently available that it is qualified under Section 401(a) of the Code and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the Internal Revenue Service that it is so exempt and no fact or event has occurred since the date of such letter or letters from the Internal Revenue Service that would reasonably be expected to adversely affect the qualified status of any such Sellers’ Savings Plan or the exempt status of any such related trust.

(c)           Neither Seller nor any of its Affiliates is, or, during the five-year period prior to the date of this Agreement has been, party to a collective bargaining or similar agreement with employees.  As of the date hereof: (i) there is not and during the twenty-four (24) month period immediately preceding the date hereof there has not been, any labor strike, work stoppage or lockout pending, or, to the Knowledge of Seller, threatened, against Seller with respect to the Business; (ii) to the Knowledge of Seller, no union organizational campaign is in progress with respect to the employees of Seller employed in the Business and no question concerning representation exists respecting such employees; (iii) there are no pending, or, to the Knowledge of Seller, threatened, charges in connection with the Business against Seller or any current or former employee of Seller employed in the Business before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices; and (iv) Seller has not received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of the Business and, to the Knowledge of Seller, no such investigation is in progress.

(d)            Neither the execution of this Agreement, nor the consummation of the transactions or actions contemplated by this Agreement, shall (either alone or in conjunction with another event, such as a termination of employment) (A) entitle any employee or other service provider of the Business to any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment of compensation or benefits under any of the Benefit Plans, or (C) increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans.

Section 5.17.  Relationships with Customers and Suppliers.  Except as set forth on Schedule 5.17, since December 31, 2010, no customer that represented one of the fifteen largest customers or one of the fifteen largest suppliers of the Seller Group, in either case determined based on the respective amount of revenue earned or expense accrued for the six months ended June 30, 2011, has canceled or otherwise terminated or significantly altered, or, to the Knowledge of Seller, threatened to or given notice of its intent to cancel or otherwise terminate or significantly alter, its relationship with the Seller Group.

Section 5.18.  Proxy Statement.  None of the information to be included or incorporated by reference in the Proxy Statement will at the date mailed to Seller’s stockholders or at the time of the Seller Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Seller with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Purchaser in writing expressly for inclusion or incorporation by reference therein.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Seller with respect to statements made or incorporated by reference in the Proxy Statement supplied by Purchaser in writing expressly for inclusion or incorporation by reference therein.

Section 5.19.  Opinion of Financial Advisor.  Seller has received the written opinion of GCA Savvian to the effect that, as of the date of such opinion, the Purchase Price is fair, from a financial point of view, to Seller.

Section 5.20.  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates other than GCA Savvian.  Seller is solely responsible for the fees and expenses of GCA Savvian.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 6.1.  Organization.

(a)           Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

(b)           Purchaser is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 6.2.  Authority; Binding Effect.

(a)           Purchaser has all requisite corporate power and authority to own and operate its properties and assets, to carry on its business as it is now being conducted and to execute and deliver this Agreement and the Patent License Agreement and to perform its obligations hereunder and thereunder.  The execution and delivery by Purchaser of this Agreement and the Patent License Agreement, and the performance by Purchaser of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action.

(b)           This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, and the Patent License Agreement will be, prior to the Closing, duly executed and delivered by Purchaser and will, after the Closing, constitute a valid and binding obligation of Purchaser, in each case enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 6.3.  Non-Contravention.  The execution, delivery and performance by Purchaser of this Agreement and of the Patent License Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, (b) conflict with, or result in a breach of, constitute a default under or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser or any of its Affiliates, or result in or give to any Person any rights of amendment or recapture, under any agreement, lease of real estate or license of intellectual property to which Purchaser or any of its Affiliates is a party or to which its properties or assets are subject, or (c) assuming compliance with the matters set forth in Sections 5.4 and 6.4, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Purchaser is subject, except, with respect to clauses (b) and (c), for any violations, breaches, defaults, conflicts, losses, Liens, terminations, cancellations, accelerations, amendments or recaptures that would not, individually or in the aggregate, have a material and adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

Section 6.4.  Governmental Authorization.  The execution and delivery of this Agreement and of the Patent License Agreement by Purchaser, and the consummation of the transactions contemplated hereby and thereby, do not require any consent or approval of, action by, or any notice to or other filing with, any Governmental Authority, except for: (a) consents, approvals, actions, notices and filings the failure of which to obtain or make would not, individually or in the aggregate, have a Purchaser Material Adverse Effect, (b) as provided under the notification and waiting period requirements of the HSR Act, (c) compliance with the applicable requirements of the Exchange Act, and (d) filings as may be required under the rules and regulations of the New York Stock Exchange.

Section 6.5.  Financial Capability.  As of the date hereof and on the Closing Date, Purchaser has cash available or has existing borrowing facilities which together are sufficient to pay the Purchase Price on the terms and conditions contemplated by this Agreement.

Section 6.6.  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

ARTICLE VII

COVENANTS

Section 7.1.  Preparation of the Proxy Statement; Stockholder Meeting.

(a)           As promptly as reasonably practicable following the date of this Agreement, and in any event within 15 Business Days, Seller shall prepare and file a preliminary Proxy Statement with the SEC.  Subject only to Section 7.2, the Proxy Statement shall include the Seller Board Recommendation.  Purchaser shall reasonably cooperate with Seller in the preparation and filing of the Proxy Statement, and shall furnish all information concerning it that is necessary in connection with the preparation of the Proxy Statement and is reasonably requested by Seller.  Seller shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC and mailed to stockholders of Seller as promptly as reasonably practicable after such filing.  Prior to filing or mailing the Proxy Statement or filing any other required documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Seller shall provide Purchaser with an opportunity to review and comment on such document or response, and shall consider Purchaser’s comments in good faith.  Seller will notify Purchaser promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Purchaser with copies of all correspondence between Seller and the SEC or its staff with respect to the Proxy Statement or the transactions contemplated by this Agreement.

(b)           If, at any time prior to the Closing, any information relating to Seller or Purchaser, or any of their respective Affiliates, officers or directors, is discovered by Seller or Purchaser that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party and Seller shall file an appropriate amendment or supplement describing such information with the SEC as promptly as practicable after each party has had a reasonable opportunity to review and comment thereon and, to the extent required by applicable Law, disseminated to the stockholders of Seller as promptly as practicable thereafter.

(c)           Seller shall, as promptly as reasonably practicable following the date of this Agreement, establish a record date for the Seller Stockholder Meeting.  Seller shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to Seller’s stockholders in accordance with Section 7.1(a), duly call, give notice of, convene and hold the Seller Stockholder Meeting.  Subject to Section 7.2, Seller’s Board of Directors shall recommend that Seller’s stockholders approve this Agreement and the transactions contemplated hereby (the “Seller Board Recommendation”), and Seller shall, unless there has been a Change of Seller Board Recommendation, use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the transactions contemplated hereby, and to take all other action necessary or advisable to secure the Seller Stockholder Approval.  Seller may, and shall at the request of Purchaser, postpone or adjourn the Seller Stockholder Meeting if on a date for which the Seller Stockholder Meeting is scheduled, Seller has not received proxies representing a sufficient number of shares to obtain the Seller Stockholder Approval, provided that the Seller Stockholder Meeting shall not be postponed or adjourned to a date that is more than 15 days after the date for which the Seller Stockholder Meeting was originally scheduled.

(d)           Seller agrees that its obligation to hold the Seller Stockholder Meeting to approve this Agreement and its other obligations under this Section 7.1 (other than the obligation to make the Seller Board Recommendation and include the Seller Board Recommendation in the Proxy Statement) shall not be affected by the commencement, public proposal, public disclosure or communication to Seller of any Alternative Proposal or by any Change of Seller Board Recommendation.

Section 7.2.  No Solicitation of Transactions; Change of Seller Board Recommendation.

(a)           Subject to Section 7.2(b), from and after the date hereof until the Closing or, if earlier, the termination of this Agreement in accordance with Article VIII, Seller shall not, shall cause its Subsidiaries not to, and shall instruct and use its commercially reasonable efforts to cause its Representatives not to on behalf of the Seller Group, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate the submission of any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, or (ii) participate in any discussions or negotiations, or furnish to any person any information, or cooperate with any Person (whether or not a Person making an Acquisition Proposal), with respect to any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal.  Seller shall, shall cause its Subsidiaries to, and shall direct its Representatives to, immediately cease and cause to be terminated any discussion or negotiation with any Persons conducted prior to the date hereof by the Seller Group or any of its Representatives with respect to any Acquisition Proposal.

(b)           Notwithstanding anything to the contrary contained in Section 7.2(a), if, at any time following the date hereof and prior to Seller securing the Seller Stockholder Approval, (i) Seller has received a bona fide written Acquisition Proposal from a third party that did not result from a breach of this Section 7.2 and (ii) Seller’s Board of Directors or any committee thereof determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, then Seller may, subject to compliance with Section 7.2(c), (A) furnish information with respect to Seller to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its Representatives regarding the terms of such Acquisition Proposal; provided, however, that Seller (x) shall not, and shall not allow its Representatives to, disclose any non-public information to such Person without first entering into an Acceptable Confidentiality Agreement with such Person and (y) shall as promptly as practicable provide to Purchaser any material information concerning Seller provided or made available to such other Person (or its Representatives) which was not previously provided or made available to Purchaser.

(c)           Seller shall as promptly as practicable (and in any event within 24 hours) notify Purchaser if Seller receives any written Acquisition Proposal, including a copy of such Acquisition Proposal and the identity of the person making such Acquisition Proposal.  Seller shall (i) keep Purchaser informed on a reasonably current basis of the status of any such Acquisition Proposal and any change to the material terms and conditions thereof and (ii) provide to Purchaser as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material (including draft agreements) relating to such Acquisition Proposal exchanged between Seller or its Representatives, on the one hand, and the Person making such Acquisition Proposal (or its Representatives), on the other hand.

(d)           Except as set forth in this Section 7.2, neither Seller’s Board of Directors nor any committee thereof shall (i) approve, recommend, or declare advisable or publicly propose to approve, recommend, or declare advisable any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, or the abandonment, termination, delay or failure to consummate the transactions contemplated by this Agreement, or (ii) withdraw or modify, in a manner adverse to Purchaser, or publicly propose to withdraw or modify, in a manner adverse to Purchaser, the Seller Board Recommendation (any action set forth in the foregoing clauses (i) or (ii), a “Change of Seller Board Recommendation”).  Neither Seller’s Board of Directors nor any committee thereof shall allow Seller to, and Seller shall not, (A) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Acquisition Proposal (which, for the avoidance of doubt, would not include an Acceptable Confidentiality Agreement) or requiring Seller to abandon, terminate, delay or fail to consummate the transactions contemplated by this Agreement, or (B)  take any other action requiring, causing, or reasonably expected to cause, Seller to abandon, terminate, delay or fail to consummate the transactions contemplated by this Agreement.

(e)           Notwithstanding anything to the contrary contained in Section 7.2(d), at any time prior to obtaining the Seller Stockholder Approval, Seller’s Board of Directors or any committee thereof may make a Change of Seller Board Recommendation if Seller’s Board of Directors or any committee thereof determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, that (i) Seller’s Board of Directors or committee thereof shall not be entitled to exercise its right to make a Change of Seller Board Recommendation until after the third Business Day following Purchaser’s receipt of written notice from Seller advising Purchaser that Seller intends to take such action and specifying the reasons therefor, including in the case that such action is based on a Superior Proposal, the terms and conditions of such Superior Proposal and all related proposed agreements or other documentation, it being understood and agreed that any amendment to any material term of such Superior Proposal shall require a new notice and a new three-Business Day period, (ii) during such three-Business Day period Seller shall, to the extent requested by Purchaser, engage in good faith negotiations with Purchaser regarding potential changes to the terms of this Agreement, and (iii) Seller’s Board of Directors and any committee thereof shall in making a Change of Seller Board Recommendation after such three-Business Day period(s), take into account any changes to the terms of this Agreement proposed by Purchaser in response to any proposed Change of Seller Board Recommendation or otherwise.

(f)           Nothing contained in this Section 7.2 shall prohibit Seller or Seller’s Board of Directors or any committee thereof from (i) disclosing to the stockholders of Seller a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of Seller if Seller’s Board of Directors or any committee thereof determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with applicable Law.  For the avoidance of doubt, it is agreed that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by Seller or Seller’s Board of Directors or any committee thereof (other than a “stop-look-and-listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act) shall constitute a Change of Seller Board Recommendation.

Section 7.3.  Information and Documents.

(a)           From time to time prior to the Closing, upon reasonable advance notice and to the extent permitted by applicable Law, Seller shall permit Purchaser and its Representatives to have such access, during normal business hours, to properties, assets, books, records, agreements, documents, data, files and personnel of, and such other information regarding, the Seller Group and relating to the Business as may reasonably be requested by Purchaser; provided, however, that such access shall not unreasonably interfere with Seller’s operation of its business; provided, further, that Seller shall not be required to afford such access or furnish such information to the extent that Seller believes in good faith that doing so would: (i) result in the loss of attorney-client privilege (provided that Seller shall use its reasonable best efforts to allow for such access or disclosure in a manner and to the extent that does not result in a loss of attorney-client privilege); (ii) result in the disclosure of any trade secrets of third parties or violate any obligations of Seller with respect to confidentiality to any third party or otherwise breach, contravene or violate any agreement to which Seller is party (provided that Seller shall use its reasonable best efforts to allow for such access or disclosure in a manner and to the extent that does not result in such a breach, contravention or violation); (iii) result in a competitor of Seller receiving information that is competitively sensitive in violation of applicable Law; or (iv) otherwise breach, contravene or violate any applicable Law (including the HSR Act).

(b)           All information received by Purchaser and given by or on behalf of Seller in connection with this Agreement and the transactions contemplated hereby will be subject to Section 9.8.

Section 7.4.  No Additional Representations.  Purchaser acknowledges that it and its Representatives have received or been afforded the opportunity to review prior to the date hereof all written materials which Seller was required to deliver or make available, as the case may be, to Purchaser pursuant to this Agreement on or prior to the date hereof.  Purchaser acknowledges that it and its Representatives have been permitted reasonable access to the books and records, facilities, equipment, contracts, and other properties and assets of Seller to the extent relating to the Business and the Purchased Assets that it and its Representatives have desired or requested to see and/or review, and that Purchaser and its Representatives have had an opportunity to meet with the officers and employees of Seller to discuss the Business, the Purchased Assets and the Assumed Liabilities.  Purchaser acknowledges that none of Seller, any of Seller’s Representatives, or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Business, the Purchased Assets or the Assumed Liabilities furnished or made available to Purchaser and its Representatives, except as expressly set forth in this Agreement, and none of Seller, any of Seller’s Representatives or any other Person shall have or be subject to any liability to Purchaser or any other person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents or material made available to Purchaser and its Representatives in certain virtual or physical “data rooms,” management presentations or in any other form in expectation of the transactions contemplated hereby.

Section 7.5.  Conduct of Seller’s Business.  From and after the date hereof and to the Closing or earlier termination of this Agreement in accordance with Article VIII, except (i) as set forth on Schedule 7.5 or as otherwise expressly contemplated by this Agreement, by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules or requirements of the NASDAQ Capital Market, or (ii) as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld), Seller agrees that it will, and will cause its Subsidiaries to:

(a)           conduct the Business only in the ordinary course consistent with past practice, and use reasonable efforts to preserve intact the Business and related relationships with customers, suppliers and other third parties;

(b)           not incur, create or assume any indebtedness (other than trade payables incurred in the ordinary course of business consistent with past practice), or guarantee any indebtedness or obligation of any third party or reimbursement obligation to any issuer of a letter of credit or similar instrument supporting any indebtedness or obligation of any third party, in each case for a principal amount in excess of $50,000 in the aggregate;

(c)           not incur, create or assume any Lien or Encumbrance, other than Permitted Encumbrances, with respect to any assets that would constitute Purchased Assets;

(d)           not dispose of any assets that would constitute Purchased Assets having a value in excess of $50,000 in the aggregate;

(e)           not undertake or commit to any capital expenditures in an amount in excess of $50,000 in the aggregate;

(f)           not enter into any collective bargaining agreement with respect to any employee of the Business;

(g)           not amend, except in the ordinary course of business, any material term of, or waive any material right under, or terminate, or renew on any different terms any Material Contract, nor, except in the ordinary course of business, enter into any contract, agreement, commitment or arrangement that would have been a Material Contract if it had been in effect on the date hereof;

(h)           not make any change in any method of accounting or accounting practice or policy used by Seller or the Business in the preparation of its financial statements, other than such changes as are required by GAAP or applicable Law;

(i)           not make any changes to the working capital policies applicable to the Business;

(j)           not enter into any settlement or release with respect to any material claim, action, cause of action, litigation, investigation or proceeding relating to the Business, unless such settlement or release contemplates only the payment of money without admission of wrongdoing or misconduct and results in an absolute release of such claim, action, cause of action, litigation, investigation or proceeding;

(k)           not issue any common stock or other voting securities of Seller other than pursuant to stock options outstanding as of the date hereof or pursuant to Seller’s employee stock purchase plan; and

(l)            not agree to take any of the foregoing actions.

Section 7.6.  Conduct of Purchaser’s Business.  From and after the date hereof and to the Closing or earlier termination of this Agreement in accordance with Article VIII, Purchaser agrees that it will conduct its commercial relationships with Seller in all material respects in the ordinary course consistent with past practice.

Section 7.7.  Consents of Third Parties; Governmental Approvals.  (a)  Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the transactions contemplated hereby as soon as practicable after the date hereof.  Without limiting the foregoing, (i) each of Purchaser and Seller agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on itself or its Affiliates with respect to the transactions contemplated hereby (which actions shall include furnishing, or causing its applicable Affiliates to furnish, all information requested in connection with approvals of or filings with any Person or other Governmental Authority) and shall promptly cooperate with and furnish information to each other in connection with any such requests to any of them or any of their respective Affiliates in connection with the transactions contemplated hereby, and (ii) each of Purchaser and Seller shall, and shall cause its Affiliates to, use its or their commercially reasonable efforts to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Authority or other public or private third Person necessary, proper or advisable to be obtained or made Purchaser or Seller in connection with the transactions contemplated hereby or the taking of any action contemplated by this Agreement, including any party to any Material Contract required to be obtained to assign or transfer any such Material Contract to Purchaser; provided that neither Seller nor Purchaser shall have any obligation to offer or pay any consideration or to divest or hold separate any assets or operations or to agree to any restrictions on its business following the Closing in order to obtain any such consents, authorizations or approvals; and provided, further, that Seller shall not make any agreement or understanding affecting the Purchased Assets or the Business as a condition for obtaining any such consents or waivers except with the prior written consent of Purchaser.  During the period prior to the Closing Date, Purchaser shall use commercially reasonable efforts to cooperate with Seller in attempting to obtain the consents, approvals and waivers contemplated by this Section 7.7(a).

(b)            As promptly as practicable after the date hereof and in no event more than ten Business Days after the date hereof, Purchaser (or the applicable Affiliate thereof) and Seller shall file with the FTC and the Antitrust Division the notifications and other information required to be filed under the HSR Act with respect to the transactions contemplated hereby.  Each party warrants that all such filings by it will be, as of the date filed, true and accurate and in accordance with the requirements of the HSR Act.  Each of Purchaser and Seller agrees to make available to the other such information as each of them may reasonably request relative to its business, assets and property (including, in the case of Seller, the Business) as may be required of each of them to file any additional information requested by such agencies under the HSR Act.

Section 7.8.  Bulk Transfer Law.  Purchaser hereby waives compliance by Seller and its Affiliates with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Purchased Assets to Purchaser; provided that Seller shall be liable for, and shall defend, indemnify and hold harmless Purchaser and its Affiliates and, if applicable, their respective directors, officers, agents, employees, successors and assigns against, and reimburse Purchaser for, any Losses incurred or suffered by Purchaser arising out of, resulting from, or relating to Seller’s failure to comply with the terms and conditions of any applicable “bulk transfer law” or similar laws of any jurisdiction in that may be applicable in connection with the sale of the Purchased Assets to Purchaser.

Section 7.9.  Recordation of Transfer of Intellectual Property.  Purchaser shall be responsible for all applicable recordations of the assignment of the Transferred Intellectual Property.  Seller shall reimburse Purchaser for 50% of the cost and expense of such recordations levied by the agency or organization recording the transfer, provided that such reimbursement obligation shall not apply if the amount to be reimbursed is less than $5,000 in the aggregate.

Section 7.10.  Change of Corporate Name.  Seller agrees promptly after the Closing Date to change its corporate name and the corporate name of its Subsidiaries, InsWeb Insurance Services, Inc. and Potrero Media Corporation, to names that do not include any trademark that is included as part of the Transferred Trademark Rights.

Section 7.11.  Further Assurances.  From time to time after the Closing, and for no further consideration, each of the parties hereto shall, and shall cause its Affiliates to, execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may reasonably be requested by the other party to more effectively convey to, transfer to or vest in Purchaser and its designated Affiliates the Purchased Assets and the Assumed Liabilities contemplated by this Agreement to be transferred or assumed at the Closing (including transferring at no additional cost to Purchaser any Purchased Asset contemplated by this Agreement to be transferred to Purchaser at the Closing and that was not so transferred at the Closing) or to more effectively confirm or effect Seller’s retention of the Excluded Assets and the Excluded Liabilities.

Section 7.12.  Covenant Not to Compete.

(a)           In furtherance of the sale of the Purchased Assets to Purchaser hereunder by virtue of the transactions contemplated hereby and more effectively to protect the value and goodwill of the Purchased Assets so sold, Seller covenants and agrees that, for a period ending on the tenth anniversary of the Closing Date, neither Seller nor any of its Subsidiaries will:

(i)           directly or indirectly (whether as principal, agent, independent contractor, partner or otherwise) own, manage, operate, control, participate in, perform services for, sell materials to, or otherwise carry on, a business similar to or competitive with the Business; or

(ii)           induce or attempt to persuade any employee, agent, supplier or customer of Seller with respect to the Business to terminate such employment, agency or business relationship in order to enter into any such relationship on behalf of any other business organization in competition with the Business;

provided, however, that nothing set forth in this Section 7.12 shall prohibit Seller or its Subsidiaries from (1) owning not in excess of 5% in the aggregate of any class of capital stock of any corporation if such stock is publicly traded and listed on any national or regional stock exchange or on the NASDAQ national market or (2) selling all or a portion of, or licensing the rights to, the Retained Patent Rights, including to a Person that, directly or indirectly (whether as principal, agent, independent contractor, partner or otherwise) owns, manages, operates, controls, participates in, performs services for, sells materials to, or otherwise carries on, a business similar to or competitive with the Business.

(b)           If Seller or any Subsidiary of Seller violates any of its obligations under this Section 7.12, Purchaser may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate.  Seller acknowledges that a violation of this Section 7.12 may cause Purchaser irreparable harm which may not be adequately compensated for by money damages.  Seller therefore agrees that in the event of any actual or threatened violation of this Section 7.12, Purchaser shall be entitled, in addition to other remedies that it may have, to a temporary restraining order and to preliminary and final injunctive relief against Seller or such Subsidiary of Seller to prevent any violations of this Section 7.12.  The prevailing party in any action commenced under this Section 7.12 shall also be entitled to receive reasonable attorneys’ fees and court costs.  It is the intent and understanding of each party hereto that if, in any action before any court or agency legally empowered to enforce this Section 7.12, any term, restriction, covenant or promise in this Section 7.12 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency.

Section 7.13.  Insurance.  As of the Closing Date, the coverage under all insurance policies relating to the Business shall continue in force only for the benefit of Seller and its Affiliates and not for the benefit of Purchaser.  Purchaser agrees to arrange for its own insurance policies (which may include self-insurance) with respect to the Business covering all periods and agrees not to seek, through any means, to benefit from any insurance policies of Seller or any of its Affiliates that may provide coverage for claims relating in any way to the Business prior to the Closing.

Section 7.14.  Privacy Policy.  Purchaser represents and warrants that it has in place adequate privacy and security safeguards to protect the personal information regarding Seller’s customers and other users that Purchaser will receive as part of the Purchased Assets (the “Transferred PII”) substantially in accordance with (i) all applicable data protection Laws, and (ii) the material terms of the privacy and security policies in effect on the date hereof unless and until Purchaser provides notice to Seller’s customers and other users, it being understood that Purchaser may amend or replace such privacy and security policies on or after the Closing Date in accordance with applicable Laws.  Commencing on the Closing Date and for no less than 30 days thereafter, Purchaser shall cause the web site www.insweb.com to include a prominent statement providing notice of the change in ownership of the Purchased Assets.

Section 7.15.  Employee and Benefits Matters.

(a)           Prior to the Closing Date, Purchaser and Seller shall communicate in good faith with the employees of Seller engaged in the Business to whom Purchaser shall, in its sole discretion, offer employment with Purchaser or its Affiliates commencing immediately after the Closing (the “Transferring Employees”), regarding post-Closing employment matters relating to such Transferring Employees, including post-Closing employee benefit plans and compensation.

(b)           Except as otherwise required by applicable Law, as of the Closing Date all Transferring Employees shall cease participating in all Benefit Plans, and Purchaser shall permit all Transferring Employees to commence participation in employee benefit plans and compensation arrangements sponsored and maintained by Purchaser or its Affiliates in accordance with the terms of such plans and arrangements.  With respect to any plan that is a “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), or any plan that would be a “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) if it were subject to ERISA, maintained by Purchaser or its Affiliates, Purchaser and its Affiliates shall (i) provide eligibility for Transferring Employees under its medical, dental and health plans as of the Closing Date, (ii) waive any pre-existing condition, actively-at-work requirements and waiting periods to the extent waived under the corresponding Benefit Plan and (iii) cause such plans to honor any expenses incurred by the Transferring Employees and their covered dependents under similar plans of Seller during the portion of the calendar year in which the Closing Date occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses.  With respect to any Transferring Employees who become participants in any benefit plan or program of Purchaser or any of its Affiliates, Purchaser shall give credit (or, as applicable, cause credit to be given by any of its Affiliates) under such plans and programs, for purposes of eligibility (including for purposes of satisfying any minimum service requirements for participation), vesting and benefit accrual thereunder, for all service recognized by Seller except (i) for purposes of determining benefit accruals under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA)  of Purchaser or its Affiliates and (ii) to the extent that such credit would result in a duplication of benefits.

(c)           Without limiting the foregoing, Seller shall retain responsibility for and continue to pay (or cause to be paid) all medical, life insurance, disability and other welfare plan expenses and benefits for Transferring Employees with respect to claims incurred by such Transferring Employees or their covered dependents prior to the Closing Date, in accordance with the terms of the Benefit Plans.  Expenses and benefits with respect to claims incurred by Transferring Employees or their covered dependents on or after the Closing Date shall be the responsibility of Purchaser and its Affiliates in accordance with the applicable terms of the plans of Purchaser and its Affiliates.  For purposes of this paragraph, a claim is deemed incurred when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of long-term disability benefits, when the disability begins; and in the case of a hospital stay, when the employee or covered dependent first enters the hospital.

(d)           Seller shall be responsible for paying out any vacation days earned and unused under Seller’s vacation policy, including any banked amounts, upon a Transferring Employee’s termination of employment with Seller and in accordance with Seller’s vacation policy at or before the Closing Date.

(e)           Seller and its Affiliates shall be responsible for all legally mandated continuation of health care coverage for all employees and any of their covered dependents who experience a qualifying event on or prior to the Closing Date.  Purchaser shall be responsible for all legally mandated continuation of health care coverage for all Transferring Employees and any of their covered dependents who experience a qualifying event after the Closing Date.

(f)           Notwithstanding anything to the contrary in this Agreement, the parties expressly acknowledge and agree that nothing in this Agreement (i) is intended to create an employment related contract between Purchaser or Seller and any Transferring Employee nor may any current or former Transferring Employee rely on this Agreement as the basis for any breach of any employment related contract claim against Purchaser or Seller; (ii) shall be deemed or construed to require Purchaser or Seller to continue to employ any particular Transferring Employee for any period after Closing; (iii) shall be deemed or construed to limit Purchaser’s or Seller’s  right to terminate the employment of any Transferring Employee at any time after Closing; (iv) shall be construed as establishing or amending any Benefit Plan; or (v) is intended to create any rights or obligations except between the parties to this Agreement and no current or former Transferring Employee, no beneficiary or dependent thereof, and no other person who is not a party to this Agreement, shall be entitled to assert any claims hereunder.

Section 7.16.  Tax Matters.

(a)           Liability for Taxes.

(i)           Seller shall be liable for, and shall defend, indemnify and hold harmless Purchaser and its Affiliates and, if applicable, their respective directors, officers, agents, employees, successors and assigns (the “Purchaser Indemnified Parties”) against, and reimburse the Purchaser Indemnified Parties for, any (A) Taxes imposed on or with respect to the Business, the Purchased Assets, and the Assumed Liabilities in each case for all taxable periods ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; (B) Excluded Taxes; and (C) any costs and expenses, including reasonable legal fees and expenses, attributable to any item in clauses (A) and (B).

(ii)           Purchaser shall be liable for, and shall defend, indemnify and hold harmless Seller and its Affiliates and, if applicable, their respective directors, officers, agents, employees, successors and assigns (the “Seller Indemnified Parties”) against, and reimburse the Seller Indemnified Parties for, any Taxes (other than any Taxes for which the Seller is liable pursuant to this Section 7.16(a)) imposed on or with respect to the Purchased Assets, in each case for all taxable periods beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

(iii)           For purposes of this Section 7.16, Taxes imposed on or with respect to the Business, the Purchased Assets or the Assumed Liabilities with respect to a Straddle Period shall be allocated between the portion of such Straddle Period ending on and including the Closing Date and the portion of such Straddle Period beginning after the Closing Date based on an actual closing of the books of the relevant entity as of the end of the Closing Date; provided, however, that in closing the books, Taxes (such as property Taxes) that are not imposed on income, receipts or otherwise on a transactional basis shall be allocated on a daily basis.

(iv)           Seller shall be entitled to any refunds (including interest paid therewith) in respect of any Tax liability with regard to the Purchased Assets, in each case in respect of a taxable period ending on or prior to the Closing Date or the portion of any Straddle Period ending on or prior to the Closing Date.  Except as provided in the preceding sentence, Purchaser shall be entitled to any refunds (including interest paid therewith) in respect of any Tax liability with regard to the Business, the Purchased Assets or the Assumed Liabilities.

(v)           Notwithstanding anything to the contrary in this Agreement, each of Purchaser and Seller shall be responsible for and shall pay 50% of any Transfer Taxes.  The party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare and file, with the other party’s cooperation, such Tax Return.  Purchaser and Seller each agree to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) such Transfer Taxes.

(vi)           Purchaser and Seller shall treat any indemnification payment under this Section 7.16(a) as adjustments to the Purchase Price for all Tax purposes.

(vii)           Purchaser or Seller, as the case may be, shall make any payment due under this Section 7.16 to any Seller Indemnified Party or Purchaser Indemnified Party, as the case may be, within 10 days following delivery of written notice to the Purchaser or Seller, as the case may be, that payment of such amounts to the appropriate Taxing Authority or other applicable third party is or was due by the Seller Indemnified Party or the Purchaser Indemnified Party, as the case may be.  In the event that any payment required to be made under this Agreement is made after the date on which such payment is due, interest will accrue on such amount from (but not including) the due date of the payment to (and including) the date such payment is actually made at the rate designated from time to time in Section 6621(a)(2) of the Code, compounded on a daily basis.

(b)           Tax Contests.

(i)           Any party that may be entitled to indemnification under Section 7.16(a) of this Agreement shall promptly notify the other party in writing upon receipt by such party or any of its Affiliates of notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments which would entitle such party or its Affiliates and, if applicable, their respective directors, officers, agents, employees, successors and assigns to indemnification under Section 7.16(a); provided, however, that the failure of such party to give such notice shall not affect such party’s right to indemnification under Section 7.16(a) except to the extent that such party is materially prejudiced as a consequence of such failure.

(ii)           Seller shall have the sole right to control any Tax audit or administrative or court proceeding relating to the Business, the Purchased Assets or the Assumed Liabilities for taxable periods ending on or before the Closing Date, and to employ counsel of its choice at its expense; provided, however, that if such audit or proceeding could reasonably be expected to adversely affect Purchaser or any of its Affiliates, (i) Purchaser shall be entitled to participate at its expense in such audit or proceeding; (ii) Seller shall keep Purchaser timely and reasonably apprised of the status of such audit or proceeding; (iii) Seller shall offer Purchaser an opportunity to comment before submitting any written materials prepared or furnished in connection with such audit or proceeding; and (iv) Seller shall not settle such audit or proceeding without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)           In the case of any Straddle Period, the Controlling Party shall control any Tax audit or administrative or court proceeding relating to the Business, the Purchased Assets or the Assumed Liabilities for Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date; provided, however, that (i) the Non-Controlling Party shall be entitled to participate at its expense in such audit or proceeding; (ii) the Controlling Party shall keep the Non-Controlling Party timely and reasonably apprised of the status of such audit or proceeding; (iii) the Controlling Party shall offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such proceeding or audit; and (iv) the Controlling Party shall not settle such audit or proceeding without the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed.  For purposes of this Agreement, “Controlling Party” shall mean Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with a Tax audit or administrative or court proceeding described in Section 7.16(b)(ii), or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with a Tax audit or administrative or court proceeding described in Section 7.16(b)(ii); and “Non-Controlling Party” means whichever of the Seller or Purchaser is not the Controlling Party with respect to a Tax audit or administrative or court proceeding described in Section 7.16(b)(ii).

(iv)           In the case of any Tax audit or administrative or court proceeding relating to the Business, the Purchased Assets or the Assumed Liabilities that is not described in Section 7.16(b)(ii) or (iii), Purchaser shall have the sole right to control such audit or proceeding in its sole and absolute discretion.

(c)           Tax Cooperation.  Seller and Purchaser shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Purchased Assets or the Assumed Liabilities (including access to books and records as well as the timely provision of powers of attorney or similar authorizations) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for any audit by any Governmental Authority and the prosecution or defense of any audit, proposed adjustment or deficiency, assessment, claim, suit or other proceeding relating to any Taxes or Tax Return; provided, however, that notwithstanding anything to the contrary, Seller shall not have any right to receive or obtain any information relating to, or have any rights with respect to, any Taxes or Tax Return of Purchaser or any of its Affiliates (other than information relating solely to the Business, the Purchased Assets or the Assumed Liabilities).  Seller and Purchaser shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes and all other Tax matters relating to the Purchased Assets and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Agreement.

(d)           From and after the date hereof and to the Closing or earlier termination of this Agreement in accordance with Article VIII, without the prior written consent of the Purchaser, with respect to the Business, the Purchased Assets or the Assumed Liabilities, Seller shall not  (and shall not permit any of its Subsidiaries to) make or change any Tax election, settle, compromise or abandon any Tax audit or administrative or court proceeding, or take any other action, in each case if such action could result in a Lien on the Purchased Assets, otherwise adversely affect the Business or result in the Purchaser or any of its Affiliates becoming liable or responsible for Taxes.

ARTICLE VIII

TERMINATION

Section 8.1.  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)           by written agreement of Purchaser and Seller;

(b)           by either Purchaser or Seller, by giving written notice of such termination to the other parties hereto, if the Closing shall not have occurred on or prior to April 9, 2012 (unless the failure to consummate the Closing by such date shall be due to the failure of the party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement);

(c)           by either Purchaser or Seller, by giving of written notice of such termination to the other parties hereto, if any court of competent jurisdiction or other competent Governmental Authority shall have issued a Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order or other action shall have become final and nonappealable; provided that no party may rely upon this Section 8.1(c) to terminate this Agreement if such party shall have failed to use its commercially reasonable efforts to prevent the entry of such Governmental Order or the taking of such other action in accordance with Section 7.7;

(d)           by Purchaser in the event of any failure by Seller to perform or comply with any of Seller’s agreements such that the condition set forth in Section 4.1(a)(i) would not be satisfied if the Closing Date were to occur on the date of termination, or any failure of the representations or warranties of Seller contained herein to be true and correct such that the condition set forth in Section 4.1(a)(ii) would not be satisfied if the Closing Date were to occur on the date of termination, and in either case such failure remains uncured within 30 days after receipt of notice from Purchaser requesting such failure to be cured;

(e)           by Seller in the event: (i) of any failure by Purchaser to perform or comply with any of Purchaser’s agreements such that the condition set forth in Section 4.2(a)(i) would not be satisfied if the Closing Date were to occur on the date of termination, or any failure of the representations or warranties of Purchaser contained herein to be true and correct such that condition set forth in Section 4.2(a)(ii) would not be satisfied if the Closing Date were to occur on the date of termination, and in either case such failure remains uncured within 30 days after receipt of notice from Seller requesting such breach to be cured, or (ii) that all of the conditions in Section 4.1 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived for a continuous period of five Business Days and Purchaser shall have failed to effect the Closing;

(f)           by either Purchaser or Seller, if the Seller Stockholder Approval shall not have been obtained upon a vote taken thereon at the Seller Stockholder Meeting; or

(g)           by Purchaser, at any time prior to Seller’s receipt of the Seller Stockholder Approval, if the Seller’s Board of Directors or any committee thereof shall have effected a Change of Seller Board Recommendation (whether or not in compliance with Section 7.2).

Section 8.2.  Effect of Termination; Termination Fees.

(a)           In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, directors, officers or employees, except for the obligations of the parties hereto contained in this Section 8.2 and in Sections 7.3(b) (“Information and Documents”) and Article IX (“Miscellaneous”) (other than Section 9.1 (“Non-Survival of Representations and Warranties and Agreements”) and Section 9.10 (“Disclosure Schedules”)) hereof, and except that nothing herein, including the payment of the termination fee under Section 8.2(b), will relieve any party from Liability or limit any party’s Liability for any willful and knowing breach of any covenant set forth in this Agreement prior to such termination.

(b)           In the event of the termination of this Agreement in accordance with Section 8.1 by (A) Purchaser pursuant to Section 8.1(g); (B) either Purchaser or Seller pursuant to Section 8.1(f) and circumstances would have permitted Purchaser to terminate this Agreement pursuant to Section 8.1(g); (C) Purchaser pursuant to Section 8.1(d) as a result of a failure by Seller to perform or comply with its obligations under Sections 7.1 or 7.2, or (D) either Purchaser or Seller pursuant to Section 8.1(b) or 8.1(f) if prior to such termination, (i) an Acquisition Proposal shall have been made to Seller or shall have been made known publicly or to the stockholders of Seller generally or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (ii) within nine months of such termination, Seller enters into a definitive agreement to consummate any Acquisition Proposal or any Acquisition Proposal is consummated, then Seller shall pay to Purchaser, (x) in the case of a termination by Purchaser covered by clauses (A), (B), or (C), within two Business Days following the date of such termination, (y) in the case of a termination by Seller covered by clause (B), prior to or concurrently with such termination, or (z) in the case of clause (D), upon the earlier of such entry into a definitive agreement or consummation, a termination fee in cash in an amount equal to $2,500,000.

(c)           Any payment made under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser.

(d)           Each of Seller and Purchaser acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement; (ii) without these agreements, Purchaser and Seller would not enter into this Agreement; and (iii) the termination fee payable under Section 8.2(b) is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Purchaser for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  In no event shall Seller be required to pay to Purchaser more than one termination fee pursuant to Section 8.2(b).

ARTICLE IX

MISCELLANEOUS

Section 9.1.  Non-Survival of Representations and Warranties and Agreements.  None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Closing.  Except for any covenant or agreement that by its terms contemplates performance after the Closing Date, none of the covenants and agreements of the parties contained in this Agreement shall survive the Closing.

Section 9.2.  Notices.  All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, delivered by registered or certified mail, return receipt requested, or by a national courier service, or sent by email or facsimile, provided that the email or facsimile is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

to Seller:	Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408
Attention: Edward J. DiMaria
Facsimile: (917) 368-8611
Email: EDiMaria@bankrate.com

with a copy to:	Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Benjamin M. Roth
Facsimile: (212) 403-2000
Email: BMRoth@wlrk.com

to Purchaser:	InsWeb Corporation
10850 Gold Center Drive, Suite 250
Rancho Cordova, CA 95670
Attention: General Counsel
Facsimile: (916) 631-0846
Email: eloewe@insweb.com

with a copy to:	Sidley Austin LLP
1001 Page Mill Road, Building 1
Palo Alto, CA 94304
Attention: Karen Dreyfus
Facsimile: (650) 565-7100
Email: kdreyfus@sidley.com

Section 9.3.  Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Purchaser and Seller; provided, that, after receipt of the Seller Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Seller’s stockholders without obtaining such further approval, and (ii) in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.4.  Assignment.  No party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of Law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto; provided that Purchaser may assign its rights and obligations under this Agreement to a Subsidiary of Purchaser, so long as Purchaser remains liable for its obligations hereunder.

Section 9.5.  Entire Agreement.  This Agreement (including all schedules and exhibits hereto), together with the Disclosure Schedules, the Voting Agreement, and the Patent License Agreement, contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, including, from and after the Closing, the Non-Disclosure Agreement.

Section 9.6.  Parties in Interest.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.7.  Public Disclosure.  Notwithstanding anything herein to the contrary, each of the parties to this Agreement hereby agrees with the other parties hereto that the initial press release announcing the execution of this Agreement be made only in a form agreed between the parties.  No other press release or similar public announcement or communication shall, if prior to the Closing, be made or caused to be made concerning the execution or performance of this Agreement without obtaining the prior written consent of the other party, which consent shall not be unreasonably withheld, except as may be required to comply with the requirements of any applicable Laws or the rules and regulations of the NASDAQ Capital Market, New York Stock Exchange or any stock exchange upon which the securities of such party are listed, if any, in which case the party issuing such release, announcement or communication will provide the other party, to the extent legally permissible, a reasonable opportunity to comment on such release, announcement or communication.

Section 9.8.  Confidentiality; Return of Information.  Each party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other party during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, if the transactions contemplated hereby are not consummated, each party will return to the other party all copies of nonpublic documents and materials which have been furnished in connection therewith.  Such documents, materials and information shall not be communicated to any third Person (other than, in the case of Purchaser, to its counsel, accountants, financial advisors or lenders, and in the case of Seller, to its counsel, accountants or financial advisors).  No other party shall use any confidential information in any manner whatsoever except solely for the purposes of evaluating the performance of covenants and the accuracy of representations and warranties set forth in this Agreement and planning for the consummation of the purchase and sale of the Purchased Assets and other transactions contemplated hereby and the post-closing integration of the Business with Purchaser’s business.  Notwithstanding any other provision of this Section 9.8, after the Closing, Purchaser may use or disclose without restriction any confidential information included in the Purchased Assets or otherwise reasonably used in or relating to the Business or the Purchased Assets.  The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (i) is or becomes available to such party from a source other than the other party, (ii) is or becomes available to the public other than as a result of disclosure by such party or its Representatives, (iii) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed, or (iv) such party reasonably deems necessary to disclose to obtain any of the consents or approvals contemplated hereby.

Section 9.9.  Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses; provided, however, that all filing fees due in connection with filings made pursuant to the HSR Act shall be paid one-half by Purchaser and one-half by Seller.

Section 9.10.  Disclosure Schedules.  The disclosure of any matter in any section of the Disclosure Schedules shall be deemed to be a disclosure for the purposes of the section or subsection of this Agreement to which it corresponds in number and each other section and subsection of this Agreement to the extent such disclosure is reasonably apparent on the face thereof to be relevant to such other section or subsection.  The disclosure of any matter in any section of the Disclosure Schedules shall expressly not be deemed to constitute an admission by any party hereto, or to otherwise imply, that any such matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) for the purposes of this Agreement.  Capitalized terms used and not defined in the Disclosure Schedules shall have the meanings set forth in this Agreement.

Section 9.11.  Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Delaware Court of Chancery or, solely in the event that the Delaware Court of Chancery declines subject matter jurisdiction, in the federal courts located in the District of Delaware (the “Chosen Courts”); (b) each of the parties irrevocable and unconditionally waives any objection that it may now or hereafter have to the venue or jurisdiction of any such action in the Chosen Courts or that such action was brought in an inconvenient court and agrees not to plead or claim the same; (c) each party agrees that service of process in any such action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 9.2 and agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware; and (d) each of the parties irrevocably waives the right to trial by jury.

Section 9.12.  Specific Performance.  Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Purchaser and Seller would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event.  Accordingly, in addition to any other remedy to which a non-breaching party may be entitled at law, a non-breaching party shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof.

Section 9.13.  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

Section 9.14.  Headings.  The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 9.15.  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any term or other provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

INSWEB CORPORATION

By:	/s/ Hussein A. Enan
Name: Hussein A. Enan
Title: Chairman of the Board and Chief Executive Officer

BANKRATE, INC.

By:	/s/ Thomas R. Evans
Name: Thomas R. Evans
Title: President and Chief Executive Officer